SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc 2011 Full Year results - IFRS

STATUTORY BASIS RESULTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED INCOME STATEMENT

	2011	2010
Year ended 31 December	£m	£m
Gross premiums earned	25,706	24,568
Outward reinsurance premiums	(429)	(357)
Earned premiums, net of reinsurance note C	25,277	24,211
Investment return	9,360	21,769
Other income	1,869	1,666
Total revenue, net of reinsurance	36,506	47,646
Benefits and claims	(31,060)	(40,608)
Outward reinsurers' share of benefit and claims	746	335
Movement in unallocated surplus of with-profits funds	1,025	(245)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(29,289)	(40,518)
Acquisition costs and other expenditure note H	(5,005)	(4,799)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(286)	(257)
Total charges, net of reinsurance	(34,580)	(45,574)
Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	1,926	2,072
Tax credit (charge) attributable to policyholders' returns	17	(611)
Profit before tax attributable to shareholders note C	1,943	1,461
Tax charge note J	(432)	(636)
Less: tax attributable to policyholders' returns	(17)	611
Tax charge attributable to shareholders' returns** note J	(449)	(25)
Profit for the year	1,494	1,436
Attributable to:
Equity holders of the Company	1,490	1,431
Non-controlling interests	4	5
Profit for the year	1,494	1,436

Earnings per share (in pence)	2011		2010
Based on profit attributable to the equity holders of the Company: note K
Basic	58.8	p	56.7 p
Diluted	58.7	p	56.6 p

Dividends per share (in pence)	2011		2010
Dividends relating to reporting year:note L
Interim dividend	7.95	p	6.61 p
Final dividend	17.24	p	17.24 p
Total	25.19	p	23.85 p
Dividends declared and paid in reporting year:note L
Current year interim dividend	7.95	p	6.61 p
Final / second interim dividend for prior year	17.24	p	13.56 p
Total	25.19	p	20.17 p

*       This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. The 2010 profit before tax is stated after £377 million of pre-tax costs of the terminated AIA transaction. See note I.

** The 2010 tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2011	2010
	£m	£m

Profit for the year	1,494	1,436

Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	(32)	217
Related tax	(68)	34
	(100)	251

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the year	912	1,170
Deduct net (gains) / add back net losses included in the income statement on disposal and impairment	(101)	51
Total note T	811	1,221
Related change in amortisation of deferred income and acquisition costs	(331)	(496)
Related tax	(168)	(247)
	312	478

Other comprehensive income for the year, net of related tax	212	729

Total comprehensive income for the year	1,706	2,165

Attributable to:
Equity holders of the Company	1,702	2,160
Non-controlling interests	4	5
Total comprehensive income for the year	1,706	2,165

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				2011
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year	-	-	1,490	-	-	1,490	4	1,494
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax	-	-	-	(100)	-	(100)	-	(100)
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax	-	-	-	-	312	312	-	312
Total other comprehensive income	-	-	-	(100)	312	212	-	212
Total comprehensive income for the year	-	-	1,490	(100)	312	1,702	4	1,706

Dividends	-	-	(642)	-	-	(642)	-	(642)
Reserve movements in respect of share-based payments	-	-	44	-	-	44	-	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(5)	(5)

Share capital and share premium
New share capital subscribed	-	17	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(30)	-	-	(30)	-	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(5)	-	-	(5)	-	(5)
Net increase / (decrease) in equity	-	17	857	(100)	312	1,086	(1)	1,085

At beginning of year	127	1,856	4,982	454	612	8,031	44	8,075
At end of year	127	1,873	5,839	354	924	9,117	43	9,160

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				2010
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year	-	-	1,431	-	-	1,431	5	1,436
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax	-	-	-	251	-	251	-	251
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax	-	-	-	-	478	478	-	478
Total other comprehensive income	-	-	-	251	478	729	-	729
Total comprehensive income for the year	-	-	1,431	251	478	2,160	5	2,165

Dividends	-	-	(511)	-	-	(511)	-	(511)
Reserve movements in respect of share-based payments	-	-	37	-	-	37	-	37
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	7	7

Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	-	75	-	-	-	75	-	75
Reserve movements in respect of shares issued in lieu of cash dividends	-	(62)	62	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(4)	-	-	(4)	-	(4)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	3	-	-	3	-	3
Net increase in equity	-	13	1,018	251	478	1,760	12	1,772

At beginning of year	127	1,843	3,964	203	134	6,271	32	6,303
At end of year	127	1,856	4,982	454	612	8,031	44	8,075

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
31 December 2011

	2011	2010
	£m	£m

Assets
Intangible assets attributable to shareholders:
Goodwillnote O	1,465	1,466
Deferred acquisition costs and other intangible assetsnote P	5,069	4,667
Total	6,534	6,133

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	166
Deferred acquisition costs and other intangible assets	89	110
Total	267	276
Total	6,801	6,409

Other non-investment and non-cash assets:
Property, plant and equipment	748	554
Reinsurers' share of insurance contract liabilities	1,647	1,344
Deferred tax assetsnote J	2,276	2,188
Current tax recoverable	546	555
Accrued investment income	2,710	2,668
Other debtors	987	903
Total	8,914	8,212

Investments of long-term business and other operations:
Investment properties	10,757	11,247
Investments accounted for using the equity method	70	71
Financial investments*:
Loansnote R	9,714	9,261
Equity securities and portfolio holdings in unit trusts	87,349	86,635
Debt securitiesnote S	124,498	116,352
Other investments	7,509	5,779
Deposits	10,708	9,952
Total	250,605	239,297

Properties held for sale	3	257
Cash and cash equivalents	7,257	6,631
Total assetsnote M	273,580	260,806

*Included within financial investments are £7,843 million (2010: £8,708 million) of lent securities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
31 December

	2011	2010
	£m	£m
Equity and liabilities

Equity
Shareholders' equity	9,117	8,031
Non-controlling interests	43	44
Total equity	9,160	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	180,363	171,291
Investment contract liabilities with discretionary participation features	29,745	25,732
Investment contract liabilities without discretionary participation features	16,967	17,704
Unallocated surplus of with-profits funds	9,215	10,253
Total	236,290	224,980

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,652	2,718
Other	959	958
Total note U	3,611	3,676

Other borrowings:
Operational borrowings attributable to shareholder-financed operationsnote V	3,340	3,004
Borrowings attributable to with-profits operationsnote V	972	1,522

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,114	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,840	3,372
Deferred tax liabilitiesnote J	4,211	4,224
Current tax liabilities	930	831
Accruals and deferred income	736	707
Other creditors	2,544	2,321
Provisions	529	729
Derivative liabilities	3,054	2,037
Other liabilities	1,249	1,129
Total	20,207	19,549
Total liabilities	264,420	252,731
Total equity and liabilitiesnote M	273,580	260,806

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CASH FLOWS

	2011	2010
Year ended 31 December 2011	£m	£m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,926	2,072
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments	(8,854)	(24,594)
Other non-investment and non-cash assets	(1,038)	(1,161)
Policyholder liabilities (including unallocated surplus)	10,874	24,287
Other liabilities (including operational borrowings)	(845)	1,332
Interest income and expense and dividend income included in result before tax	(7,449)	(7,514)
Other non-cash items note (ii)	18	139
Operating cash items:
Interest receipts	6,365	6,277
Dividend receipts	1,302	1,412
Tax paid	(561)	(302)
Net cash flows from operating activities	1,738	1,948
Cash flows from investing activities
Purchases of property, plant and equipment	(124)	(93)
Proceeds from disposal of property, plant and equipment	10	4
Acquisition of subsidiaries, net of cash balance note (iii)	(53)	(145)
Net cash flows from investing activities	(167)	(234)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations notes (iv) and W:
Issue of subordinated debt, net of costs	340	-
Redemption of senior debt	(333)	-
Bank loan	-	250
Interest paid	(286)	(251)
With-profits operations notes (v) and Y:
Interest paid	(9)	(9)
Equity capital note (vi):
Issues of ordinary share capital	17	13
Dividends paid	(642)	(449)
Net cash flows from financing activities	(913)	(446)
Net increase in cash and cash equivalents	658	1,268
Cash and cash equivalents at beginning of year	6,631	5,307
Effect of exchange rate changes on cash and cash equivalents	(32)	56
Cash and cash equivalents at end of year	7,257	6,631

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax together with, other net items, net purchases of treasury shares and other net movements in equity.

(iii)    The acquisition of subsidiaries in 2011 related to the PAC with-profits fund's purchase of Earth and Wind and Alticom venture investments with an outflow of £53 million. In 2010 the acquisition of United Overseas Bank Life Assurance Limited (UOB) resulted in an outflow of cash from investing activities of £133 million with the remaining outflow of £12 million relating to the PAC with-profits fund purchase of Meterserve.

(iv)    Structural borrowings of shareholder-financed operations comprise the core debt of the parent company, a PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v)     Interest paid structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vi)    Cash movements in respect of equity capital in 2010 exclude scrip dividends. The scrip dividend alternative has been replaced by the Dividend Re-investment Plan (DRIP) from the 2010 final dividend.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A Basis of preparation and audit status

The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31 December 2011. These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the two years ended 31 December 2011 affecting the consolidated financial information of the Group and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group. The auditors have reported on the 2011 statutory accounts. The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2011 or 2010 but is derived from these accounts.

Statutory accounts for 2010 have been delivered to the registrar of companies, and those for 2011 will be delivered following the Company's Annual General Meeting. The auditors have reported on these accounts. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

B Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2010, except for the adoption of the new accounting pronouncements in 2011 as described below.

Accounting pronouncements adopted in 2011
The Group has adopted the following accounting pronouncements in 2011 but their adoption has had no material impact on the results and financial position of the Group:
• Improvements to IFRSs (2010), which includes minor changes to seven IFRSs;
• Amendments to IAS 12, 'Income taxes';
• Amendments to IAS 24, 'Related party disclosures';
• Amendments to IFRIC 14, 'Prepayment of a minimum funding requirement'; and
• IFRIC 19, 'Extinguishing financial liabilities with equity instruments'.

This is not intended to be a complete list of accounting pronouncements effective in 2011 as only those that could have an impact upon the Group's financial statements have been discussed.

Adoption of altered US GAAP requirements for Group IFRS reporting in 2012
In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts'. The update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly related to acquiring a contract for financial statements for reporting periods starting after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statement as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

Under the Group's IFRS reporting, Prudential has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS 4 to acknowledge the issuance of the Update. Prudential has chosen to continue with its current basis of measurement for reporting of its 2011 results and improve its policy in 2012 to apply the US GAAP update on the retrospective basis to the results of its US insurance operation Jackson National Life.  The reason and timing for the change is to achieve consistency with the basis expected to be applied by peer competitor companies in the US market in their US GAAP financial statements. To ensure consistency it is also intended to make the change on the retrospective basis in 2012 for the Asian operations that historically have effectively applied US GAAP for measuring insurance assets and liabilities.

The effect of the change is as follows:

	Year ended 31 December 2011			Year ended 31 December 2010
	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012
	£m	£m	£m	£m	£m	£m

Profit after tax and non controlling interests	1,490	(75)	1,415	1,431	(125)	1,306

Shareholders' equity	9,117	(553)	8,564	8,031	(510)	7,521

C Segment disclosure - income statement

	2011	2010
	£m	£m
Asian operations
Insurance operations note E(i)	709	536
Development expenses	(5)	(4)
Total Asian insurance operations after development expenses	704	532
Eastspring Investments	80	72
Total Asian operations	784	604

US operations
Jackson (US insurance operations) note E(ii)	694	833
Broker-dealer and asset management	24	22
Total US operations	718	855

UK operations
UK insurance operations:note E (iii)
Long-term business	683	673
General insurance commission note (i)	40	46
Total UK insurance operations	723	719
M&G	357	284
Total UK operations	1,080	1,003
Total segment profit	2,582	2,462

Other income and expenditure
Investment return and other income	22	30
Interest payable on core structural borrowings	(286)	(257)
Corporate expenditure note H	(219)	(223)
Total	(483)	(450)
RPI to CPI inflation measure change on defined benefit pension schemesnote (ii)	42	-
Solvency II implementation costs	(55)	(45)
Restructuring costs note (iii)	(16)	(26)
Operating profit based on longer-term investment returns	2,070	1,941
Short-term fluctuations in investment returns on shareholder-backed business note F	(148)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes note (iv)	21	(10)
Costs of terminated AIA transaction note I	-	(377)
Gain on dilution of Group holdings note G	-	30
Profit before tax attributable to shareholders	1,943	1,461
Notes

(i)      UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii)     During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to the operating profit before tax of £42 million.

(iii) Restructuring costs are incurred in the UK as part of EEV covered business and represent one-off expenses incurred in securing expense savings. 2011: £16 million (2010: £26 million).

(iv)    The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

The Group's operating segments determined in accordance with IFRS 8, are as follows:

Insurance operations
-    Asia
-    US (Jackson)
-    UK

Asset management operations
-    M&G (including Prudential Capital)
-    Eastspring investments (the new brand name for Asian asset management)
-    US broker-dealer and asset management (including Curian)

The Group's operating segments are also its reportable segments with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asian Regional Head Office.

Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•        Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

• Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements.
Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)    Debt and equity-type securities
Longer-term investment returns for both debt and equity-type securities comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or Black Rock Solutions to determine the average annual RMR. Further details of the RMR charge, as well as the amortisation of interest related realised gains and losses, for Jackson are shown in note F(b).

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asian insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

At 31 December 2011 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £462 million (31 December 2010: £373 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asian insurance operations. Different rates apply to different categories of equity-type securities.

As at 31 December 2011, the equity-type securities for US insurance non-separate account operations amounted to £902 million (31 December 2010: £852 million). For these operations, the longer term rates of return for income and capital applied in 2011 ranged from 5.9 per cent to 7.5 per cent for equity-type securities such as common and preferred stock and portfolio holdings in mutual funds and from 7.9 per cent to 9.5 per cent for certain other equity-type securities such as investments in limited partnerships and private equity funds (2010: 6.5 per cent to 7.9 per cent and 8.5 per cent to 9.9 per cent, respectively).

For Asian insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £590 million as at 31 December 2011 (31 December 2010: £506 million). Of this balance, £88 million (31 December 2010: £101 million) related to the Group's 7.37 per cent (31 December 2010: 8.66 per cent) stake in China Life Insurance Company of Taiwan. This £88 million (31 December 2010: £101 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (e) below. For the investments representing the other equity securities which had year end balances of £502 million (31 December 2010: £405 million), the rates of return applied in the years 2011 and 2010 ranged from 1.7 per cent to 13.8 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

(b)    US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

• Fair value movements for equity-based derivatives;

•  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

•  Movements in accounts carrying value of GMDB and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS, for Jackson insurance assets and liabilities the measurement basis gives rise to a muted impact of current period market movements;

• Fee assessments and claim payments, in respect of guarantee liabilities; and
• Related changes to amortisation of deferred acquisition costs for each of the above items.

Note:      US operations - Embedded derivatives for variable annuity guarantee features
The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)    Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity based embedded derivatives..

(d)    Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, for some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)      Asia
•        Vietnamese participating business
For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•        Non-participating business
Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

•        Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services - Insurance - Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)     UK shareholder-backed annuity business
With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with the Group's internal benchmark.

(e)  Fund management and other non-insurance businesses
For these businesses it is inappropriate to include returns in the operating result on the basis described above.  Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue
The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	2011
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	7,307	12,516	5,740	-	25,563
Asset management	290	653	923	(323)	1,543
Unallocated corporate	-	-	40	-	40
Intragroup revenue eliminated on consolidation	(93)	(68)	(162)	323	-
Total revenue from external customers	7,504	13,101	6,541	-	27,146

	2010
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	6,373	11,710	6,476	(10)	24,549
Asset management	248	597	768	(314)	1,299
Unallocated corporate	-	-	29	-	29
Intragroup revenue eliminated on consolidation	(77)	(72)	(175)	324	-
Total revenue from external customers	6,544	12,235	7,098	-	25,877

Revenue from external customers is made up of the following:

	2011	2010
	£m	£m
Earned premiums, net of reinsurance	25,277	24,211
Fee income from investment contract business and asset management (presented as 'Other income')	1,869	1,666
Total revenue from external customers	27,146	25,877

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intragroup fees included within asset management revenue were earned by the following asset management segment:

	2011 £m	2010 £m

Intragroup revenue generated by:
M&G	162	165
Eastspring Investments	93	77
US broker-dealer and asset management (including Curian)	68	72
Total intragroup fees included within asset management segment	323	314

In 2010 a further £10 million of intragroup revenue was recorded between UK insurance operations for services, typically charged as a percentage of funds under management.

Revenue from external customers of Asian, US and UK insurance operations shown above are net of outwards reinsurance premiums of £226 million, £72 million, and £131 million respectively (2010: £146 million, £83 million and £128 million respectively).

D Profit before tax - Asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	M&G	US	Eastspring Investments note (iv)	Total 2011	Total 2010
	£m	£m	£m	£m	£m
Revenue, (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,042	249	292	1,583	1,423
Revenue of consolidated investment fundsnote (i)	9	-	-	9	11
NPH broker-dealer feesnote (i)	-	405	-	405	369
Gross revenue	1,051	654	292	1,997	1,803
Charges, (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(710)	(225)	(212)	(1,147)	(1,003)
Charges of consolidated investment fundsnote (i)	(9)	-	-	(9)	(11)
NPH broker-dealer feesnote (i)	-	(405)	-	(405)	(369)
Gross charges	(719)	(630)	(212)	(1,561)	(1,383)
Profit before tax	332	24	80	436	420
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	357	24	80	461	378
Short-term fluctuations in investment returns note (iii)	(29)	-	-	(29)	47
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	4	-	-	4	(5)
Profit before tax	332	24	80	436	420

Notes

(i)         Under IFRS 8, disclosure details are required of segment revenue. The segment revenue of the Group's asset management operations is required to include two items that are for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:

(a)  Investment funds which are managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group, and

(b) NPH broker-dealer fees which represent commissions received, which are then paid on to the writing brokers on sales of investment products.

The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.

(ii) M&G operating profit based on longer-term investment returns:

	2011	2010
	£m	£m
Asset management fee income	702	612
Other income	4	3
Staff costs	(285)	(263)
Other costs	(141)	(123)
Underlying profit before performance-related fees	280	229
Performance-related fees	21	17
Operating profit from asset management operations	301	246
Operating profit from Prudential Capital	56	38
Total M&G operating profit based on longer-term investment returns	357	284

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £96 million (2010: £136 million) and commissions which have been netted off in arriving at the fee income of £702 million (2010: £612 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital's bond portfolio.
(iv) Included within Eastspring Investments revenue and charges are £44 million of commissions (2010: £60 million).

E Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i) Asian insurance operations
In 2011, IFRS operating profit based on longer-term investment returns for Asian insurance operations included a net £38 million credit arising from a small number of items that are not anticipated to reoccur in future periods. In 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

(ii)     US insurance operations
Accelerated amortisation of deferred acquisition costs
Jackson National Life has consistently applied its basis of amortising deferred acquisition costs. The basis involves a mean reversion technique for dampening the effects of short-term market movements on expected gross profits, against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For 2011 there was a charge for accelerated amortisation of £232 million (2010: £11 million). Further details are explained in note P.

(iii) UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:
(a) the expected level of future defaults;
(b) the credit risk premium that is required to compensate for the potential volatility in default levels;
(c) the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and
(d) the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.
The sum of (c) and (d) is often referred to as 'liquidity premium'.

The allowance for credit risk comprises (i) an amount for long-term best estimate defaults and (ii) additional provisions for credit risk premium, downgrade resilience, and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2011 and 31 December 2010,  based on the asset mix at the relevant balance sheet date are shown below.

31 December 2011	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	201		201
Credit risk allowance
Long-term expected defaults note (ii)	15	-	15
Additional provisionsnote (iii)	51	(24)	27
Total credit risk allowance	66	(24)	42
Liquidity premium	135	24	159

31 December 2010	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	160	-	160
Credit risk allowance
Long-term expected defaults note (ii)	16	-	16
Additional provisionsnote (iii)	52	(26)	26
Total credit risk allowance	68	(26)	42
Liquidity premium	92	26	118
Notes
(i) Bond spread over swap rates reflect market observed data.

(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)    Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk, and an additional allowance for short-term defaults.

The very prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL for the year ended 31 December 2011
The movement during 2011 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis	IFRS
	(bps) Total	(bps) Total

Total allowance for credit risk at 31 December 2010	68	42
Credit rating changes	2	2
Asset trading	(1)	(1)
Asset mix (effect of market value movements)	(2)	(1)
New business and other	(1)	-
Total allowance for credit risk at 31 December 2011	66	42

In prior periods, surplus from favourable default experience has been retained within short-term allowances for credit risk on both the Pillar 1 and IFRS bases. For full year 2011 the retention of such surpluses continues to be applied to IFRS but not for Pillar 1.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 33 per cent (2010: 43 per cent) of the bond spread over swap rates. For IFRS purposes it represents 20 per cent (2010: 26 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2011 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn

PRIL	1.8	1.2
PAC non-profit sub-fund	0.2	0.1
Total	2.0	1.3

Mortality and other assumption changes
2011
In 2011, for the shareholder-backed business, the aggregate effect of assumption changes other than the allowance for credit risk described above was a net charge to the shareholder results of £9 million, comprising a number of individually small assumption changes.

2010
Prior to 31 December 2010, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation ('CMI') medium cohort projections with a floor. In November 2009 a new mortality projection model was released by the CMI. This new model was applied in determining the 31 December 2010 valuation results with calibration to reflect an appropriate view of future mortality improvement. In recognition of the trend in assumed mortality improvements the Company had in previous years included margins in its annuity liabilities. In determining the results for the year ended 31 December 2010 the appropriate level of these margins was reassessed.

The net effect of applying the new model, releases of margins, and changes to other related mortality assumption for shareholder-backed business was a credit of £8 million in the 2010 results. With a £38 million benefit from altered expense assumptions the overall credit for shareholder-backed business in 2010 was £46 million.

F Short-term fluctuations in investment returns on shareholder-backed business

	2011	2010
	£m	£m
Insurance operations:
Asia note (ii)	(92)	114
US note (iii)	(95)	(378)
UK note (iv)	159	116
Other operations
- Other note (v)	(120)	25
Totalnote (i)	(148)	(123)

Notes
(i) General overview of defaults
The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2011 and 2010.
(ii) Asian insurance operations
The fluctuations for Asian insurance operations of negative £92 million (2010: positive £114 million) in part reflects equity market falls in Taiwan and a partial reversal of unrealised gains recognised in prior years on the Group's  7.37 per cent (2010:8.66 per cent) stake in China Life Insurance Company of Taiwan.
(iii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2011	2010
	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the year
Defaults	-	-
Losses on sales of impaired and deteriorating bonds	(32)	(99)
Bond write downs	(62)	(124)
Recoveries / reversals	42	10
Total charges in the yearnote (a)	(52)	(213)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote (b)	70	73
	18	(140)
Interest related realised gains:
Arising in the year	158	224
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(84)	(82)
	74	142
Related change to amortisation of deferred acquisition costs	(4)	(3)
Total short-term fluctuations related to debt securities	88	(1)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs)note (c)	472	(15)
Net equity hedge results (principally guarantees and derivatives, net of related change to amortisation of deferred acquisition costs) note (d)	(632)	(365)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)C	-	3
Other items (net of related change to amortisation of deferred acquisition costs)	(23)	-
Total	(95)	(378)

The short-term fluctuations shown in the table above are stated net of the related change to amortisation of deferred acquisition costs of £359 million (2010: £358 million) See note P.

Notes
(a) The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total 2011	Total 2010
	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	-	(19)	(6)	-	(25)	(56)
Alt-A	-	(2)	(5)	6	(1)	(54)
Sub-prime	-	-	(1)	1	-	(13)
Total residential mortgage-backed securities	-	(21)	(12)	7	(26)	(123)
Corporate debt securities	-		(18)	4	(14)	(37)
Other	-	(41)	(2)	31	(12)	(53)
Total	-	(62)	(32)	42	(52)	(213)

(b)     The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns of Jackson for 2011 is based on an average annual RMR of 25 basis points (2010: 26 basis points) on average book values of US$44.4 billion (2010: $44.2 billion) as shown below:

	2011				2010
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR		Annual expected loss	Average book value	RMR		Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	21,255	0.08	(17)	(11)	20,622	0.06	(12)	(8)
Baa1, 2 or 3	20,688	0.26	(54)	(34)	20,785	0.26	(53)	(34)
Ba1, 2 or 3	1,788	1.04	(19)	(11)	1,935	1.04	(20)	(13)
B1, 2 or 3	474	3.01	(14)	(9)	500	2.99	(15)	(10)
Below B3	211	3.88	(8)	(5)	321	3.88	(13)	(8)
Total	44,416	0.25	(112)	(70)	44,163	0.26	(113)	(73)

Related change to amortisation of deferred acquisition costs (see below)			27	17			28	18
Risk margin reserve charge to operating profit for longer-term credit related losses			(85)	(53)			(85)	(55)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(c)     The gain of £472 million (2010: loss of £15 million) is principally for the value movement of non-equity freestanding derivatives held to manage interest rate exposures, duration matching and for the GMIB reinsurance asset that is considered to be a derivative under IAS 39.

Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the fixed annuity and other general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

(d)     The amount of £632 million in 2011 (2010: £365 million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C. The principal movements are for (i) value for free standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees and (iii) related changes to DAC amortisation. These movements include the effect of lower interest rates which were particularly significant in 2011. The value movements on derivatives held to manage this and other interest rate exposure are included in the £472 million (2010: loss of £15 million) described above in note (c).

In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £811 million (2010: increase in net unrealised gains of £1,221 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note T.

(iv)    UK insurance operations
The short-term fluctuations gain for UK insurance operations of £159 million (2010: £116 million) principally reflect net investment gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

(v) Other operations
Short-term fluctuations of other operations were negative £120 million (2010: positive £25 million) representing unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

G Changes to Group's holdings

2010
On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding was reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

As a result of this dilution in holding and the consequential loss of control, PruHealth was reclassified from a joint venture to an associate and the entity was no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 'Interests in joint ventures' a gain of £30 million arose in 2010 upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

H Acquisition costs and other expenditure

	2011	2010
	£m	£m
Acquisition costs incurred	2,264	2,024
Acquisition costs deferred less amortisation of acquisition costs	(635)	(918)
Administration costs and other expenditure	3,524	3,496
Movements in amounts attributable to external unit holders	(148)	197
Total acquisition costs and other expenditure	5,005	4,799

The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

Included within total acquisition costs and other expenditure is depreciation of £95 million (2010: £70 million).

The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C (Segment disclosure - income statement).The charge for Corporate Expenditure comprises:

	2011	2010
	£m	£m
Group head office
Regular and project costs	(156)	(150)
Provision for property leases and other non-recurrent items	(12)	(25)
	(168)	(175)
Asia regional office
Gross costs	(86)	(90)
Recharges to Asia operations	35	42
	(51)	(48)
Total	(219)	(223)

I Costs of terminated AIA transaction in 2010

The following costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue.

2010
£m

AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within 'Investment return' and the other £277 million has been recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the consolidated income statement.

J Tax

i Tax charge
The total tax charge comprises:

	2011			2010
	Current tax	Deferred tax	Total	Total
Tax charge	£m	£m	£m	£m
UK tax	(475)	455	(20)	(313)
Overseas tax	(267)	(145)	(412)	(323)
Total tax charge*	(742)	310	(432)	(636)
*The 2010 tax charge attributable to shareholders' returns included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

The current tax charge of £742 million includes £16 million (2010: charge of £13 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2011			2010
	Current tax	Deferred tax	Total	Total
Tax charge	£m	£m	£m	£m
Tax credit (charge) to policyholders' returns	(410)	427	17	(611)
Tax charge attributable to shareholders	(332)	(117)	(449)	(25)
Total tax charge	(742)	310	(432)	(636)

The principal reason for the reduction in the tax charge attributable to policyholders' returns relates to a decrease in deferred tax on unrealised gains and losses on investments.

The tax charge attributable to shareholders of £449 million for 2011 (2010: charge of £25 million) comprises:

	2011			2010
	Current tax	Deferred tax	Total	Total
Tax charge attributable to shareholders	£m	£m	£m	£m
UK tax	(135)	17	(118)	187
Overseas tax	(197)	(134)	(331)	(212)
Total tax charge	(332)	(117)	(449)	(25)

An explanation of the movement in tax charge attributable to shareholders is shown in note (iii) below.

ii Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities:

	2011		2010
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m
Unrealised gains and losses on investments	297	(1,566)	449	(1,678)
Balances relating to investment and insurance contracts	13	(949)	11	(1,057)
Short-term timing differences	1,513	(1,687)	1,152	(1,477)
Capital allowances	15	(9)	16	(12)
Unused tax losses	438	-	560	-
Total	2,276	(4,211)	2,188	(4,224)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2011 results and financial position at 31 December 2011 the possible tax benefit of approximately £158 million (31 December 2010: £143 million), which may arise from capital losses valued at approximately £0.7 billion (31 December 2010: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £147 million (31 December 2010: £298 million), which may arise from trading tax losses and other potential temporary differences totalling £0.6 billion (31 December 2010: £1.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £142 million will expire within the next 9 years. The remaining losses have no expiry date.

In the two tables that follow the Group has provided a further breakdown of the recognised deferred tax assets for both the short-term timing differences and unused tax losses split by business unit set out in the table at (ii) above. In addition we have detailed the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits are not significantly impacted by any current proposed changes to future accounting standards.

	2011
Short-term timing differences	£m	Expected period of recoverability
Asia	65	3 to 5 years
JNL	1,206	70% to 90% within 10 years *
UK Long Term Business	141	1 to 7 years
Other	101	3 to 10 years
Total	1,513
* The remainder is expected to be recovered within 20 years

	2011
Unused tax losses	£m	Expected period of recoverability
Asia	28	3 to 5 years
UK Long Term Business	11	1 to 3 years
Other	399	1 to 3 years
Total	438

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The UK government's tax rate change to 25 per cent (from the current 26 per cent which was effective from 1 April 2011) has had the effect of reducing the UK with-profits and shareholder-backed business element of the net deferred tax balances as at 31 December 2011 by £26 million. The tax change to 25 per cent is effective from 1 April 2012 but has been enacted at 31 December 2011.

The subsequent proposed phased rate changes to 23 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2011 by £45 million.

iii     Reconciliation of tax charge on profit attributable to shareholders

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
2011	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns note (iii)	704	694	723	(51)	2,070
Short-term fluctuations in investment returns	(92)	(95)	159	(120)	(148)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	18	3	21
Total	612	599	900	(168)	1,943
Expected tax rate:note (i)
Operating profit based on longer-term investment returns note (iii)	24%	35%	27%	27%	28%
Short-term fluctuations in investment returns	20%	35%	27%	27%	28%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	0%	0%	27%	27%	27%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns note (iii)	(169)	(243)	(195)	14	(593)
Short-term fluctuations in investment returns	18	33	(43)	32	40
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(5)	(1)	(6)
Total	(151)	(210)	(243)	45	(559)
Variance from expected tax charge: note (ii)
Operating profit based on longer-term investment returns note (iii)	47	43	5	50	145
Short-term fluctuations in investment returns	(20)	-	8	(24)	(36)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	-	1
Total	27	43	14	26	110
Actual tax (charge) credit:
Operating profit based on longer-term investment return	(122)	(200)	(190)	64	(448)
Short-term fluctuations in investment returns	(2)	33	(35)	8	4
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(4)	(1)	(5)
Gain on dilution of Group's holdings	-	-	-	-	-
Total	(124)	(167)	(229)	71	(449)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	29%	26%	125%	22%
Total profit	20%	28%	25%	42%	23%

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
2010	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns note (iii)	532	833	719	(143)	1,941
Short-term fluctuations in investment returns	114	(378)	116	25	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(5)	(5)	(10)
Costs of terminated AIA transaction	-	-	-	(377)	(377)
Gain on dilution of Group's holdings	-	-	30	-	30
Total	646	455	860	(500)	1,461
Expected tax rate:note (i)
Operating profit based on longer-term investment returns note (iii)	22%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	28%	52%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	20%
Costs of terminated AIA transaction	-	-	-	28%	28%
Gain on dilution of Group's holdings	-	-	28%	-	28%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns note (iii)	(117)	(292)	(201)	40	(570)
Short-term fluctuations in investment returns	(29)	132	(32)	(7)	64
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Costs of terminated AIA transaction	-	-	-	106	106
Gain on dilution of Group's holdings	-	-	(8)	-	(8)
Total	(146)	(160)	(240)	140	(406)
Variance from expected tax charge: note (ii)
Operating profit based on longer-term investment returns note (iii)	59	43	18	237	357
Short-term fluctuations in investment returns	21	-	-	7	28
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	1	1
Costs of terminated AIA transaction	-	-	-	(13)	(13)
Gain on dilution of Group's holdings	-	-	8	-	8
Total	80	43	26	232	381
Actual tax (charge) credit:
Operating profit based on longer-term investment returns, excluding exceptional tax creditnote (iii)	(58)	(249)	(183)	119	(371)
Exceptional tax credit*	-	-	-	158	158
Operating profit based on longer-term investment return	(58)	(249)	(183)	277	(213)
Short-term fluctuations in investment returns	(8)	132	(32)	-	92
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	2	3
Costs of terminated AIA transaction	-	-	-	93	93
Gain on dilution of Group's holdings	-	-	-	-	-
Total	(66)	(117)	(214)	372	(25)
Actual tax rate:
Operating profit based on longer-term investment returns	11%	30%	25%	194%	11%
Total profit	10%	26%	25%	74%	2%
Actual tax rate (excluding exceptional tax credit*):
Operating profit based on longer-term investment returns	11%	30%	25%	83%	19%
Total profit	10%	26%	25%	43%	13%

* The tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

Notes
(i) Expected tax rates for profit (loss) attributable to shareholders:
• The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.
• For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

•     The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii) For 2011 and 2010, the principal variances arise from a number of factors, including:
(a) Asian long-term operations

For 2011 and 2010, profits in certain countries which are not taxable along with utilising brought forward tax losses on which no deferred tax assets were previously recognised partly offset by the inability to fully recognise deferred tax assets on losses being carried forward. The increase in the overall Asia tax rate from 2010 to 2011 primarily reflects recent fiscal developments in Indonesia affecting the life insurance industry.

(b) Jackson
For 2011 and 2010, the benefit reflects the deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

(c) UK insurance operations
For 2011 the benefit reflects the effect of the reduction in UK corporation tax rate on deferred tax liabilities and the different tax bases of UK life business, partially offset by routine revisions to prior period tax returns. For 2010, the benefit arises from routine revisions to prior period tax returns and the different tax bases of UK life business.

(d) Other operations
For 2011 the settlement of outstanding issues with HMRC at an amount below that previously provided, partly offset by prior year adjustments arising from the revisions of prior period tax returns.  For 2010, an exceptional tax credit which primarily related to the impact of the settlement agreed with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which we were previously unable to recognise, partly offset by the inability to fully recognise a tax credit in respect of non deductible capital costs incurred in relation to the terminated AIA transaction.

(iii) Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.
Related tax charges are determined on the basis of current taxation legislation.

K Supplementary analysis of earnings per share

	2011
	Before tax note C	Tax note J	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment return	2,070	(448)	(4)	1,618	63.9 p	63.8 p
Short-term fluctuations in investment returns on shareholder-backed business	(148)	4	-	(144)	(5.7)p	(5.7)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	(5)	-	16	0.6 p	0.6 p
Based on profit for the year	1,943	(449)	(4)	1,490	58.8 p	58.7 p

	2010
	Before tax note C	Tax note J	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns, excluding exceptional tax credit	1,941	(371)	(5)	1,565	62.0 p	61.9 p
Exceptional tax credit*	-	158	-	158	6.3 p	6.3 p
Based on operating profit based on longer-term investment return	1,941	(213)	(5)	1,723	68.3 p	68.2 p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	92	-	(31)	(1.2)p	(1.2)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	3	-	(7)	(0.3)p	(0.3)p
Costs of terminated AIA transaction	(377)	93	-	(284)	(11.3)p	(11.3)p
Gain on dilution of Group's holdings	30	-	-	30	1.2 p	1.2 p
Based on profit for the year
including exceptional tax credit	1,461	(25)	(5)	1,431	56.7 p	56.6 p

* The tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2011	2010
	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,533	2,524
Diluted earnings per share	2,538	2,529

L Dividend

Dividends per share (in pence)	2011	2010
Dividends relating to reporting year:
Interim dividend	7.95 p	6.61 p
Final dividend	17.24p	17.24 p
Total	25.19p	23.85 p
Dividends declared and paid in reporting year:
Current year interim dividend	7.95 p	6.61 p
Final/second interim dividend for prior year	17.24 p	13.56 p
Total	25.19 p	20.17 p

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2010 of 17.24 pence per ordinary share was paid to eligible shareholders on 26 May 2011 and the 2011 interim dividend of 7.95 pence per ordinary share was paid to eligible shareholders on 22 September 2011.

The 2011 final dividend of 17.24 pence per ordinary share will be paid on 24 May 2012 in sterling to shareholders on the principal register and the Irish branch register at 6.00 p.m. BST on Friday, 30 March 2012 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The final dividend will be paid on or about 31 May 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00 p.m. Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £439 million of shareholders' funds.

In line with 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

M Statement of financial position - analysis of Group position by segment and business type

(i) Group statement of financial position analysis
To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

Position at 31 December 2011:
	Insurance operations
	UK	US	Asia	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	2011 Group total	2010 Group total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill note O	-	-	235	235	1,230	-	-	1,465	1,466
Deferred acquisition costs and other intangible assets note P	113	3,900	1,027	5,040	16	13	-	5,069	4,667
Total	113	3,900	1,262	5,275	1,246	13	-	6,534	6,133
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	-	-	178	-	-	-	178	166
Deferred acquisition costs and other intangible assets	6	-	83	89	-	-	-	89	110
Total	184	-	83	267	-	-	-	267	276
Total	297	3,900	1,345	5,542	1,246	13	-	6,801	6,409
Deferred tax assets note J	231	1,392	115	1,738	129	409	-	2,276	2,188
Other non investment and non-cash assets	4,771	1,542	1,024	7,337	1,000	4,532	(6,231)	6,638	6,024
Investment of long term business and other operations:note (i)
Investment properties	10,712	35	10	10,757	-	-	-	10,757	11,247
Investments accounted for using the equity method	70	-	-	70	-	-	-	70	71
Financial investments:
Loans note R	3,115	4,110	1,233	8,458	1,256	-	-	9,714	9,261
Equity securities and portfolio holdings in unit trusts	36,722	38,036	11,997	86,755	594	-	-	87,349	86,635
Debt securities note S	77,953	27,022	17,681	122,656	1,842	-	-	124,498	116,352
Other investments	4,568	2,376	470	7,414	78	17	-	7,509	5,779
Deposits	9,287	167	1,165	10,619	89	-	-	10,708	9,952
Total investments	142,427	71,746	32,556	246,729	3,859	17	-	250,605	239,297
Properties held for sale	-	3	-	3	-	-	-	3	257
Cash and cash equivalents	2,965	271	1,977	5,213	1,735	309	-	7,257	6,631
Total assets	150,691	78,854	37,017	266,562	7,969	5,280	(6,231)	273,580	260,806

	Insurance operations
	UK	US	Asia	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	2011 Group total	2010 Group total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	2,581	4,271	2,349	9,201	1,783	(1,867)	-	9,117	8,031
Non-controlling interests	33	-	5	38	5	-	-	43	44
Total equity	2,614	4,271	2,354	9,239	1,788	(1,867)	-	9,160	8,075
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	82,732	67,278	30,353	180,363	-	-	-	180,363	171,291
Investment contract liabilities with discretionary participation features	29,348	-	397	29,745	-	-	-	29,745	25,732
Investment contract liabilities without discretionary participation features	14,944	1,911	112	16,967	-	-	-	16,967	17,704
Unallocated surplus of with-profits funds	9,165	-	50	9,215	-	-	-	9,215	10,253
Total policyholder liabilities and unallocated surplus of with-profits funds	136,189	69,189	30,912	236,290	-	-	-	236,290	224,980
Core structural borrowings of shareholder financed operations:
Subordinated debt	-	-	-	-	-	2,652	-	2,652	2,718
Other	-	160	-	160	250	549	-	959	958
Total note U	-	160	-	160	250	3,201	-	3,611	3,676
Operational borrowings attributable to shareholder financed operations note V	103	127	141	371	13	2,956	-	3,340	3,004
Borrowings attributable to with-profits operations note V	972	-	-	972	-	-	-	972	1,522
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	1,945	1,169	-	3,114	-	-	-	3,114	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,043	18	1,101	3,162	678	-	-	3,840	3,372
Deferred tax liabilities note J	1,349	2,093	513	3,955	5	251	-	4,211	4,224
Current tax liabilities note J	553	-	116	669	106	155	-	930	831
Accruals and deferred income	321	-	103	424	290	22	-	736	707
Other creditorsnote (ii)	2,829	548	660	4,037	4,493	245	(6,231)	2,544	2,321
Provisions	266	13	47	326	133	70	-	529	729
Derivative liabilities	1,298	887	480	2,665	182	207	-	3,054	2,037
Other liabilities	209	379	590	1,178	31	40	-	1,249	1,129
Total	10,813	5,107	3,610	19,530	5,918	990	(6,231)	20,207	19,549
Total liabilities	148,077	74,583	34,663	257,323	6,181	7,147	(6,231)	264,420	252,731
Total equity and liabilities	150,691	78,854	37,017	266,562	7,969	5,280	(6,231)	273,580	260,806

Notes

(i)        Within other non-investment and non-cash assets are premiums receivable of £265 million (2010: £196 million) which are all due within one year except for a small number of products where charges are levied against premiums in future years.

(ii) Other creditors amounts are due within one year.

Further segmental analysis:
The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within 'other non-investment and non-cash assets'. Items defined as financial instruments or related to insurance contracts are excluded. The Group's total non-current assets at 31 December comprise:

	2011 £m	2010 £m
UK including insurance operations, M&G and Central operations	1,906	1,708
US	144	131
Asia*	681	615
Total	2,731	2,454
*No individual country in Asia held non-current assets at the end of the year which exceeds 10 per cent of the Group total.

(ii) Group statement of financial position - additional analysis by business type

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	2011 Group total	2010 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill note O	-	-	235	1,230	-	-	1,465	1,466
Deferred acquisition costs and other intangible assets note P	-	-	5,040	16	13	-	5,069	4,667
Total	-	-	5,275	1,246	13	-	6,534	6,133
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	-	-	-	-	-	178	166
Deferred acquisition costs and other intangible assets	89	-	-	-	-	-	89	110
Total	267	-	-	-	-	-	267	276
Total	267	-	5,275	1,246	13	-	6,801	6,409
Deferred tax assets note J	101	2	1,635	129	409	-	2,276	2,188
Other non investment and non-cash assets	2,622	457	4,258	1,000	4,532	(6,231)	6,638	6,024
Investment of long term business and other operations:
Investment properties	8,461	682	1,614	-	-	-	10,757	11,247
Investments accounted for using the equity method	-	-	70	-	-	-	70	71
Financial investments:
Loans note R	2,747	-	5,711	1,256	-	-	9,714	9,261
Equity securities and portfolio holdings in unit trusts	26,047	59,890	818	594	-	-	87,349	86,635
Debt securities note S	57,232	8,861	56,563	1,842	-	-	124,498	116,352
Other investments	4,423	113	2,878	78	17	-	7,509	5,779
Deposits	7,207	1,544	1,868	89	-	-	10,708	9,952
Total investments	106,117	71,090	69,522	3,859	17	-	250,605	239,297
Properties held for sale	-	-	3	-	-	-	3	257
Cash and cash equivalents	2,564	1,245	1,404	1,735	309	-	7,257	6,631
Total assets	111,671	72,794	82,097	7,969	5,280	(6,231)	273,580	260,806

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	2011 Group total	2010 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	9,201	1,783	(1,867)	-	9,117	8,031
Non-controlling interests	33	-	5	5	-	-	43	44
Total equity	33	-	9,206	1,788	(1,867)	-	9,160	8,075
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	93,569	71,129	62,377	-	-	-	227,075	214,727
Unallocated surplus of with-profits funds	9,215	-	-	-	-	-	9,215	10,253
Total policyholder liabilities and unallocated surplus of with-profits funds	102,784	71,129	62,377	-	-	-	236,290	224,980
Core structural borrowings of shareholder-financed operations: note U
Subordinated debt	-	-	-	-	2,652	-	2,652	2,718
Other	-	-	160	250	549	-	959	958
Total	-	-	160	250	3,201	-	3,611	3,676
Operational borrowings attributable to shareholder financed operations note V	-	1	370	13	2,956	-	3,340	3,004
Borrowings attributable to with-profits operations note V	972	-	-	-	-	-	972	1,522
Deferred tax liabilities	1,215	33	2,707	5	251	-	4,211	4,224
Other non-insurance liabilities	6,667	1,631	7,277	5,913	739	(6,231)	15,996	15,325
Total liabilities	111,638	72,794	72,891	6,181	7,147	(6,231)	264,420	252,731
Total equity and liabilities	111,671	72,794	82,097	7,969	5,280	(6,231)	273,580	260,806

N Statement of financial position - analysis of segment by business type

i UK insurance operations

Overview

•        In order to show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of fund and business, the analysis below is structured to show separately assets and liabilities of  the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

• £92.6 billion of the £142.4 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)	Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2011 Total	2010 Total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	-	-	113	113	113	120
Total	-	-	-	-	-	113	113	113	120
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	178	-	178	-	-	-	178	166
Deferred acquisition costs	-	6	-	6	-	-	-	6	13
Total	-	184	-	184	-	-	-	184	179
Total	-	184	-	184	-	113	113	297	299
Deferred tax assets	-	99	2	101	-	130	130	231	214
Other non investment and non-cash assets	413	1,799	107	1,906	364	2,088	2,452	4,771	4,631
Investment of long term business and other operations:
Investment properties	571	7,164	726	7,890	682	1,569	2,251	10,712	11,212
Investments accounted for using the equity method	-	-	-	-	-	70	70	70	69
Financial investments:
Loans note R	143	1,752	78	1,830	-	1,142	1,142	3,115	2,302
Equity securities and portfolio holdings in unit trusts	2,448	20,685	170	20,855	13,394	25	13,419	36,722	40,519
Debt securities note S	4,349	37,696	5,633	43,329	6,115	24,160	30,275	77,953	74,304
Other investmentsnote (v)	281	3,550	306	3,856	87	344	431	4,568	3,998
Deposits	693	6,155	236	6,391	966	1,237	2,203	9,287	9,022
Total investments	8,485	77,002	7,149	84,151	21,244	28,547	49,791	142,427	141,426
Properties held for sale	-	-	-	-	-	-	-	-	254
Cash and cash equivalents	112	1,636	191	1,827	666	360	1,026	2,965	2,839
Total assets	9,010	80,720	7,449	88,169	22,274	31,238	53,512	150,691	149,663

		PAC with-profits fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)	Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2011 Group Total	2010 Group Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	-	-	-	2,581	2,581	2,581	2,148
Non-controlling interests	-	33	-	33	-	-	-	33	35
Total equity	-	33	-	33	-	2,581	2,581	2,614	2,183
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	8,555	67,098	5,323	72,421	21,281	24,767	46,048	127,024	125,530
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) note (vi)	-	7,743	1,422	9,165	-	-	-	9,165	10,187
Total	8,555	74,841	6,745	81,586	21,281	24,767	46,048	136,189	135,717
Operational borrowings attributable to shareholder financed operations	-	-	-	-	1	102	103	103	162
Borrowings attributable to with-profits funds	17	955	-	955	-	-	-	972	1,522
Deferred tax liabilities	41	691	135	826	-	482	482	1,349	1,738
Other non-insurance liabilities	397	4,200	569	4,769	992	3,306	4,298	9,464	8,341
Total liabilities	9,010	80,687	7,449	88,136	22,274	28,657	50,931	148,077	147,480
Total equity and liabilities	9,010	80,720	7,449	88,169	22,274	31,238	53,512	150,691	149,663

Notes

(i)      The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)     The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iii) Wholly-owned subsidiary of the PAC WPSF that writes annuity business. The closing liabilities are significantly lower than in 2010 due to a recapture of business by the PAC WPSF.
(iv) Excluding policyholder liabilities of the Hong Kong branch of PAC.
(v) Other investments comprise:

	2011	2010
	£m	£m
Derivative assets*	1,461	926
Partnerships in investment pools and other**	3,107	3,072
	4,568	3,998

*    In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £1,298 million (2010: £792 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £163 million (2010: £134 million).

** Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(vii) Unallocated surplus of with-profits funds
Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a (charge) credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

ii       US insurance operations

	2011			2010
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	Total	Total
	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	-	3,900	3,900	3,559
Total	-	3,900	3,900	3,559
Deferred tax assets	-	1,392	1,392	1,391
Other non-investment and non-cash assets	-	1,542	1,542	1,225
Investments of long-term business and other operations:
Investment properties	-	35	35	26
Financial investments:
Loansnote R	-	4,110	4,110	4,201
Equity securities and portfolio holdings in unit trustsnote (iv)	37,833	203	38,036	31,501
Debt securitiesnote U	-	27,022	27,022	26,366
Other investmentsnote (ii)	-	2,376	2,376	1,199
Deposits	-	167	167	212
Total investments	37,833	33,913	71,746	63,505
Properties held for sale	-	3	3	3
Cash and cash equivalents	-	271	271	232
Total assets	37,833	41,021	78,854	69,915
Equity and liabilities
Equity
Shareholders' equity	-	4,271	4,271	3,815
Total equity	-	4,271	4,271	3,815
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	37,833	31,356	69,189	60,523
Total	37,833	31,356	69,189	60,523
Core structural borrowings of shareholder-financed operations	-	160	160	159
Operational borrowings attributable to shareholder-financed operations	-	127	127	90
Deferred tax liabilities	-	2,093	2,093	1,776
Other non-insurance liabilities	-	3,014	3,014	3,552
Total liabilities	37,833	36,750	74,583	66,100
Total equity and liabilities	37,833	41,021	78,854	69,915

Notes
(i) Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.
(ii) Other investments comprise:

	2011	2010
	£m	£m
Derivative assets*	1,677	645
Partnerships in investment pools and other**	699	554
	2,376	1,199

*    In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £887 million (2010: £799 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £790 million (2010: net liability of £154 million).

**  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 167 (2010: 161) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Changes in shareholders' equity

	2011	2010
	£m	£m
Operating profit based on longer-term investment returns note C	694	833
Short-term fluctuations in investment returns note F	(95)	(378)
Profit before shareholder tax	599	455
Tax note J	(167)	(117)
Profit for the year	432	338

	2011	2010
	£m	£m
Profit for the year (as above)	432	338
Items recognised in other comprehensive income:
Exchange movements	42	85
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains arising during the year	912	1,170
Deduct net (gains) / add back net losses included in the income statement	(101)	51
Total unrealised valuation movements	811	1,221
Related change in amortisation of deferred income and acquisition costs note P	(331)	(496)
Related tax	(168)	(247)
Total other comprehensive income	354	563
Total comprehensive income for the year	786	901
Dividends, interest payments to central companies and other movements	(330)	(97)
Net increase in equity	456	804
Shareholders' equity at beginning of year	3,815	3,011
Shareholders' equity at end of year	4,271	3,815

(iv) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

iii Asian insurance operations

	2011				2010
	With-profits business note (i)	Unit-linked assets and liabilities	Other	Total	Total
	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	235	235	236
Deferred acquisition costs and other intangible assets	-	-	1,027	1,027	962
Total	-	-	1,262	1,262	1,198
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	83	-	-	83	97
Deferred tax assets	-	2	113	115	98
Other non-investment and non-cash assets	303	93	628	1,024	788
Investments of long-term business and other operations:
Investment properties	-	-	10	10	9
Investments accounted for using the equity method	-	-	-	-	2
Financial investments:
Loans note R	774	-	459	1,233	1,340
Equity securities and portfolio holdings in unit trusts	2,744	8,663	590	11,997	14,464
Debt securities note S	9,554	2,746	5,381	17,681	14,108
Other investments	286	26	158	470	382
Deposits	123	578	464	1,165	638
Total investments	13,481	12,013	7,062	32,556	30,943
Cash and cash equivalents	625	579	773	1,977	1,601
Total assets	14,492	12,687	9,838	37,017	34,725
Equity and liabilities
Equity
Shareholders' equity	-	-	2,349	2,349	2,149
Non-controlling interests	-	-	5	5	5
Total equity	-	-	2,354	2,354	2,154
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	12,593	12,015	6,254	30,862	28,674
Unallocated surplus of with-profits funds note (ii)	50	-	-	50	66
Total	12,643	12,015	6,254	30,912	28,740
Operational borrowings attributable to shareholders-financed operations	-	-	141	141	189
Deferred tax liabilities	348	33	132	513	495
Other non-insurance liabilities	1,501	639	957	3,097	3,147
Total liabilities	14,492	12,687	7,484	34,663	32,571
Total equity and liabilities	14,492	12,687	9,838	37,017	34,725

Note

(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii)     For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

iv Asset management operations

	M&G note (i)	US	Eastspring Investments	Total 2011	Total 2010
	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill note (iii)	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangibles assets	12	1	3	16	13
Total	1,165	17	64	1,246	1,243
Other non-investment and non-cash assetsnote (iii)	868	179	82	1,129	1,118
Financial investments:
Loansnote R	1,256	-	-	1,256	1,418
Equity securities and portfolio holdings in unit trusts	587	-	7	594	151
Debt securitiesnote S	1,834	-	8	1,842	1,574
Other investments	72	1	5	78	59
Deposits	30	28	31	89	80
Total financial investmentsnote (iii)	3,779	29	51	3,859	3,282
Cash and cash equivalents	1,533	45	157	1,735	1,436
Total assets	7,345	270	354	7,969	7,079
Equity and liabilities
Equity
Shareholders' equity	1,382	129	272	1,783	1,787
Non-controlling interests	5	-	-	5	4
Total equity	1,387	129	272	1,788	1,791
Liabilities
Core structural borrowing of shareholder-financed operations	250	-	-	250	250
Intra-group debt represented by operational borrowings at Group level note (ii)	2,956	-	-	2,956	2,560
Net asset value attributable to external holders of consolidated unit trusts and similar funds note (iii)	678	-	-	678	458
Other non-insurance liabilitiesnote (iv)	2,074	141	82	2,297	2,020
Total liabilities	5,958	141	82	6,181	5,288
Total equity and liabilities	7,345	270	354	7,969	7,079

Notes
(i) M&G includes those assets and liabilities in respect of Prudential Capital.
(ii) Intra group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2011	2010
	£m	£m
Commercial paper	2,706	2,311
Medium-term notes	250	249
Total intra-group debt represented by operational borrowings at Group level	2,956	2,560

(iii)    Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties.
In respect of these funds, the statement of financial position includes the following, which are non-recourse to M&G and the Group:

	2011	2010
	£m	£m

Cash and cash equivalents	348	304
Total investments	415	167
Other net assets and liabilities	(85)	(13)
Net asset value attributable to external unit holders	(678)	(458)
Shareholders' equity	-	-

(iv) Other non-insurance liabilities consists primarily of intra-group balances, derivatives, liabilities and other creditors.

O Goodwill attributable to shareholders

	2011	2010
	£m	£m
Cost
At 1 January	1,586	1,430
Acquisition of UOB Life Assurance Limited in Singapore	-	141
Exchange differences	(1)	15
At 31 December	1,585	1,586
Aggregate impairment	(120)	(120)
Net book amount at 31 December	1,465	1,466

Goodwill attributable to shareholders comprises:

	2011	2010
	£m	£m
M&G	1,153	1,153
Other	312	313
	1,465	1,466

'Other' represents goodwill amounts allocated to entities in Asia and US operations. Other goodwill amounts are not individually material.

P    Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regimes, these costs are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is presentationally shown by an explicit carrying value for deferred acquisition costs (DAC) in the balance sheet. However, in some Asian operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2011	2010
	£m	£m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,640	4,316
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	107	110
	4,747	4,426

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	64	70
Other intangibles*	258	171
	322	241
Total of deferred acquisition costs and other intangible assets	5,069	4,667 *

*    At 31 December 2010 as previously published, tangible assets included computer software with a net book value of £58 million, which in these financial statements have been more appropriately classified as other intangible assets. These amounts have been transferred to other intangible assets and the comparative balances have been adjusted accordingly. This is only a presentational adjustment with no impact on the Group's results or shareholders' equity.

	Deferred acquisition costs
	UK	US note (i)	Asia	Asset management	PVIF and Other intangibles	Total 2011	Total 2010
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January	116	3,543	758	9	241	4,667	4,097
Additions	16	890	256	7	120	1,289	1,162
Acquisitions of subsidiaries	-	-	-	-	-	-	12
Amortisation to the income statement:
Operating profit	(21)	(619)	(242)	(4)	(35)	(921)	(595)
Amortisation related to short-term fluctuations in investment returns	-	359	-	-	-	359	358
	(21)	(260)	(242)	(4)	(35)	(562)	(237)
Exchange differences	-	38	(28)	-	(2)	8	141
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	-	(331)	-	-	-	(331)	(496)
Disposals	-	-	-	-	(2)	(2)	(5)
Dilution of Group's holdings	-	-	-	-	-	-	(7)
Balance at 31 December	111	3,880	744	12	322	5,069	4,667

Note
(i) The DAC amount in respect of US insurance operations includes:

	2011	2010
	£m	£m
Variable annuity business	3,860	2,834
Other business	886	1,229
Cumulative shadow DAC	(866)	(520)
Total DAC for US operations	3,880	3,543
Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse and expense.

Mean reversion technique
Under US GAAP (as grandfathered under IFRS 4) the projected gross profits, against which  acquisition costs are amortised, reflect an assumed long-term level of investment return from the separate accounts which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both after deduction of net external fund management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. At 31 December 2011, the projected rate of return for the next five years is now less than 8.4 per cent. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent from asset values at 31 December 2011, the Jackson DAC balance would increase by approximately £38 million from £3,880 million to £3,918 million (31 December 2010 decrease of £80 million from £3,543 million to £3,463 million).

Sensitivity of amortisation charge
In 2008, the application of the mean reversion technique benefited the results by £110 million. In 2009 and 2010, whilst the cap was in effect, the credit of £ 39 million for decelerated amortisation and the charge of £11 million for accelerated amortisation reflected the difference between market returns for the period and the assumed level of 15 per cent.

For 2011, the separate account return (net of all fees) was approximately negative four per cent. The DAC amortisation charge included in operating profit includes £232 million of accelerated amortisation. This amount reflects the combined effect of

(i) the separate account performance in the year as it compares with the assumed level for the year; and

(ii)     the reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level somewhat below the middle of the corridor (of 0 and 15 per cent), so that in combination with the historical returns, the 8- year average in the mean reversion calculation is the 8.4 per cent long-term assumption.

The reduction in assumed future rates reflects in large part the elimination from the calculation in 2011, of the negative 2008 returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

However, as explained in note B it is the Company's intention to adopt the US Financial Accounting Standards Board requirements in EITF Update No 2010 -26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asian operations that use US GAAP for measuring insurance assets and liabilities. Under the Update insurers are required to capitalise only those incremental costs directly related to acquiring a contract from 1 January 2012. This change has two principal effects on the 2011 and 2010 results which are to be retrospectively adjusted in the 2012 Group financial statements.

(i) Charging of acquisition costs for business written in the year that can no longer be deferred.

For 2011 and 2010, £156 million and £158 million of acquisition costs will be charged to the operating results of Jackson for these years. These charges are for the non-incremental acquisition costs for new business written in these years, as shown in note Y, representing 12 per cent of APE of £1,251 million and 14 per cent of £ 1,164 million, respectively.

(ii) Reduced amortisation charge for retrospectively adjusted deferred acquisition costs

On application of the Update, Jackson's

(i) deferred acquisition costs balance for business in force at 31 December 2011 will be retrospectively reduced by 20 per cent, from £3,880 million to £3,095 million.

(ii)     amortisation charge to the 2011 operating profit based on longer-term investment returns is retrospectively adjusted by 18 per cent from £619 million (comprising £387 million core charge and £232 million accelerated amortisation) to £506 million (comprising £316 million core charge and £190 million accelerated amortisation). The core charge alters from representing 29 per cent to

 -    24 per cent of operating profit, based on longer-term investment returns before DAC amortisation and the charge for acquisition costs for business written in the year that can no longer be deferred, and

 -    27per cent of operating profit, based on longer-term investment returns before DAC amortisation but after the charge for acquisition costs for business written in the year that can no longer be deferred.

(iii)    the amortisation charge to the 2010 operating profit based on longer-term investment returns is retrospectively adjusted by 16 per cent from £334 million (comprising £323 million core charge and £11 million accelerated amortisation) to £280 million (comprising £271 million core charge and £9 million accelerated amortisation). The core charge alters from representing 28 per cent to

 -    23 per cent of operating profit based on longer-term investment returns before DAC amortisation and the charge for acquisition costs for business written in the year that can no longer be deferred, and

 -    27 per cent of operating profit, based on longer-term investment returns before DAC amortisation but after the charge for acquisition costs for business written in the year that can no longer be deferred.

For 2012, the impact of application of the Update on the new business strain for non-incremental acquisition costs and amortisation charge to operating profits based on longer-term investment returns and the DAC balance in the statement of financial position is expected to follow a broadly similar pattern to those described above.

On the assumption that market returns for 2012 are within the range of negative 15 per cent to positive 15 per cent, the estimated effect on the amortisation charge, under the new DAC basis described above, is a range from acceleration of £100 million to deceleration of £100 million

Q Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 31 December 2011 is summarised below:

	2011			2010
	At fair value	Cost / Amortised cost note (i)	Total	At fair value	Cost / Amortised cost note (i)	Total
	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill (note O)	-	1,465	1,465	-	1,466	1,466
Deferred acquisition costs and other intangible assets (note P)	-	5,069	5,069	-	4,667	4,667
Total	-	6,534	6,534	-	6,133	6,133
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	178	178	-	166	166
Deferred acquisition costs and other intangible assets	-	89	89		110	110
Total	-	267	267	-	276	276
Total	-	6,801	6,801	-	6,409	6,409
Other non-investment and non-cash assets:
Property, plant and equipment	-	748	748	-	554	554
Reinsurers' share of insurance contract liabilities	-	1,647	1,647	-	1,344	1,344
Deferred tax assets (note J)	-	2,276	2,276	-	2,188	2,188
Current tax recoverable	-	546	546	-	555	555
Accrued investment income	-	2,710	2,710	-	2,668	2,668
Other debtors	-	987	987	-	903	903
Total	-	8,914	8,914	-	8,212	8,212
Investments of long-term business and other operations:note (ii)
Investment properties	10,757	-	10,757	11,247	-	11,247
Investments accounted for using the equity method	-	70	70	-	71	71
Loans (note R)	279	9,435	9,714	227	9,034	9,261
Equity securities and portfolio holdings in unit trusts	87,349	-	87,349	86,635	-	86,635
Debt securities (note S)	124,498	-	124,498	116,352	-	116,352
Other investments	7,509	-	7,509	5,779	-	5,779
Deposits	-	10,708	10,708	-	9,952	9,952
Total	230,392	20,213	250,605	220,240	19,057	239,297
Properties held for sale	3	-	3	257	-	257
Cash and cash equivalents	-	7,257	7,257	-	6,631	6,631
Total assets	230,395	43,185	273,580	220,497	40,309	260,806
Percentage of Group total assets	84%	16%	100%	85%	15%	100%

Notes

(i)      Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii) Realised gains and losses on the Group's investments for 2011 amounted to a net gain of £4.3 billion (2010: £3.1 billion)

Determination of fair value

The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (e.g. exchange listed equities, mutual funds with quoted prices and exchange traded derivatives.)

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £94,378 million at 31 December 2011 (31 December 2010: £89,948 million), £6,847 million are valued internally (31 December 2010: £6,638 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (e.g. private equity funds and certain derivatives which are bespoke or long dated).

At 31 December 2011 the Group held £4,565 million (2010: £4,573 million), two per cent of the fair valued financial investments, net of derivative liabilities (2010: two per cent), within level 3. Of these amounts £3,732 million (2010: £3,705 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 31 December 2011, the £3,732 million (2010: £3,705 million) represented 4.3 per cent (2010: 4.2 per cent) of the total level 3 fair valued financial instruments, net of derivative liabilities of the participating funds.

Of the £800 million level 3 fair valued financial investments, net of derivative liabilities at 31 December 2011 (2010: £866 million), which support non-linked shareholder-backed business (representing 1.3 per cent of the total fair valued financial investments net of derivative liabilities backing this business (2010: 1.6 per cent)), £757 million of net assets are externally valued and £43 million of net liabilities are internally valued (2010: net assets of £728 million and £138 million respectively). Internal valuations, which represent 0.1 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 31 December 2011 (2010: 0.2 per cent), are inherently more subjective than external valuations.

	31 December 2011
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	-	(1,341)
Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	-	113
Derivative liabilities	(2)	(7)	-	(9)
Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	279	-	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)
Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	279	-	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)
Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	-	(39)	-	(39)
Investment contracts liabilities without discretionary participation features held at fair value	-	(15,056)	-	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	-	(281)	-	(281)
Total financial instruments at fair value	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

	31 December 2010
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Analysis of financial investment, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	29,675	1,281	415	31,371
Debt securities	11,114	41,375	772	53,261
Other investments (including derivative assets)	137	1,207	2,543	3,887
Derivative liabilities	(56)	(626)	(25)	(707)
Total financial investments, net of derivative liabilities	40,870	43,237	3,705	87,812
Percentage of total	47%	49%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	54,272	2	-	54,274
Debt securities	3,784	5,268	2	9,054
Other investments (including derivative assets)	43	88	-	131
Total financial investments, net of derivative liabilities	58,099	5,358	2	63,459
Percentage of total	92%	8%	0%	100%
Non-linked shareholder-backed
Loans	-	227	-	227
Equity securities and portfolio holdings in unit trusts	808	21	161	990
Debt securities	10,389	43,305	343	54,037
Other investments (including derivative assets)	52	1,146	563	1,761
Derivative liabilities	(80)	(1,049)	(201)	(1,330)
Total financial investments, net of derivative liabilities	11,169	43,650	866	55,685
Percentage of total	20%	78%	2%	100%
Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	227	-	227
Equity securities and portfolio holdings in unit trusts	84,755	1,304	576	86,635
Debt securities	25,287	89,948	1,117	116,352
Other investments (including derivative assets)	232	2,441	3,106	5,779
Derivative liabilities	(136)	(1,675)	(226)	(2,037)
Total financial investments, net of derivative liabilities	110,138	92,245	4,573	206,956
Borrowings attributable to the with-profits fund held at fair value	-	(82)	-	(82)
Investment contracts liabilities without discretionary participation features held at fair value	-	(15,822)	-	(15,822)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,099)	(894)	(379)	(3,372)
Total financial instruments at fair value	108,039	75,447	4,194	187,680
Percentage of total	58%	40%	2%	100%

R Loans portfolio

Loans are accounted for at amortised cost net of impairment except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	2011	2010
	£m	£m
Insurance operations
UKnote(i)	3,115	2,302
USnote (ii)	4,110	4,201
Asianote (iii)	1,233	1,340
Asset management operations
M&Gnote (iv)	1,256	1,418
Total	9,714	9,261

Notes
(i) UK insurance operations
The loans of the Group's UK insurance operations comprise:

	2011	2010
	£m	£m
SAIF and PAC WPSF
Mortgage loans*	1,036	256
Policy loans	20	21
Other loans**	917	993
Total SAIF and PAC WPSF loans	1,973	1,270
Shareholder-backed
Mortgage loans*	1,137	1,027
Other loans	5	5
Total shareholder-backed loans	1,142	1,032
Total UK insurance operations loans	3,115	2,302

*    The mortgage loans are collateralised by properties. By carrying value, 96 per cent of the £1,137 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 27 per cent.

** Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.

(ii) US insurance operations
The loans of the Group's US insurance operations comprise:

	2011	2010
	£m	£m
Mortgage loans+	3,559	3,641
Policy loans++	551	548
Other loans	-	12
Total US insurance operations loans	4,110	4,201

†   All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2011	2010
	%	%
Industrial	28	31
Multi-family residential	23	18
Office	19	19
Retail	19	21
Hotels	11	10
Other	-	1
	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.6 million (2010: £6.6 million). The portfolio has a current estimated average loan to value of 68 per cent (2010: 73 per cent) which provides significant cushion to withstand substantial declines in value.

At 31 December 2011, Jackson had mortgage loans with a carrying value of £87 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

††The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

(iii)    Asian insurance operations
The loans of the Group's Asian insurance operations comprise:

	2011	2010
	£m	£m
Mortgage loans‡	31	25
Policy loans‡	572	528
Other loans‡‡	630	787
Total Asia insurance operations loans	1,233	1,340
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)    M&G

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2011	2010
	£m	£m
Loans and receivables internal ratings:
A+ to A-	129	213
BBB+ to BBB-	1,000	873
BB+ to BB-	89	219
B+ to B-	38	113
Total M&G loans	1,256	1,418

All loans in the portfolio are currently paying interest on scheduled coupon dates and no interest has been capitalised or deferred. All loans are in compliance with their covenants at the 31 December 2011. The loans in the portfolio generally have ratchet mechanisms included within the loan agreements at inception so that margins increase over time to encourage early repayment or have had margins increased to reflect revised commercial terms.

S Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2011 provided in the notes below.

	2011	2010
	£m	£m
Insurance operations
UK note(i)	77,953	74,304
US note (ii)	27,022	26,366
Asia note (iii)	17,681	14,108
Asset management operationsnote (iv)	1,842	1,574
Total	124,498	116,352

(i) UK insurance operations
		PAC with-profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets	PRIL	Other annuity and long-term business	2011 Total	2010 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P – AAA	578	4,292	585	4,877	699	3,302	472	9,928	18,833
S&P - AA+ to AA-	554	3,323	645	3,968	792	3,008	325	8,647	6,885
S&P - A+ to A-	1,104	10,257	1,318	11,575	1,444	6,525	826	21,474	21,508
S&P - BBB+ to BBB-	1,014	9,551	541	10,092	917	3,186	537	15,746	12,848
S&P – Other	311	2,461	62	2,523	142	174	25	3,175	3,403
	3,561	29,884	3,151	33,035	3,994	16,195	2,185	58,970	63,477
Moody's – Aaa	263	2,350	1,169	3,519	1,411	2,153	599	7,945	765
Moody's - Aa1 to Aa3	26	180	33	213	88	269	55	651	360
Moody's - A1 to A3	41	456	125	581	51	290	45	1,008	632
Moody's - Baa1 to Baa3	56	516	109	625	74	236	39	1,030	949
Moody's – Other	16	152	6	158	37	24	7	242	233
	402	3,654	1,442	5,096	1,661	2,972	745	10,876	2,939
Fitch	20	185	80	265	26	163	18	492	630
Other	366	3,973	960	4,933	434	1,776	106	7,615	7,258
Total UK debt securities	4,349	37,696	5,633	43,329	6,115	21,106	3,054	77,953	74,304

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £7,615 million total debt securities held at 31 December 2011 (2010: £7,258 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2011 £m	2010 £m
Internal ratings or unrated:
AAA to A-	2,726	2,210
BBB to B-	3,773	3,861
Below B- or unrated	1,116	1,187
Total	7,615	7,258

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,882 million PRIL and other annuity and long-term business investments which are not externally rated, £9 million were internally rated AAA, £114 million AA, £590 million A, £887 million BBB, £92 million BB and £190 million were internally rated B+ and below or unrated.

During the year Standard and Poor's withdrew its ratings of debt securities issued by a number of Sovereigns. Where these are no longer available Moody's ratings have been used. This primarily impacts the UK and Asia insurance operations.

(ii)     US insurance operations
US insurance operations held total debt securities with a carrying value of £27,022 million at 31 December 2011 (2010: £26,366 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	2011	2010
Summary	£m	£m

Corporate and government security and commercial loans:
Government	2,163	2,440
Publicly traded and SEC Rule 144A securities	16,281	14,747
Non-SEC Rule 144A securities	3,198	3,044
Total	21,642	20,231
Residential mortgage-backed securities (RMBS)	2,591	2,784
Commercial mortgage-backed securities (CMBS)	2,169	2,375
Other debt securities	620	976
Total US debt securities	27,022	26,366

The following table summarises the securities detailed above by rating as at 31 December 2011 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	2011	2010
	£m	£m
S&P – AAA	133	4,187
S&P - AA+ to AA-	4,476	801
S&P - A+ to A-	6,382	5,156
S&P - BBB+ to BBB-	8,446	8,202
S&P – Other	999	866
	20,436	19,212
Moody's – Aaa	62	34
Moody's - Aa1 to Aa3	15	32
Moody's - A1 to A3	29	36
Moody's - Baa1 to Baa3	67	73
Moody's – Other	17	135
	190	310
Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	2,577	3,083
NAIC 2	147	181
NAIC 3-6	368	232
	3,092	3,496
Fitch	184	176
Other *	3,120	3,172
Total US debt securities	27,022	26,366

In the table above, with the exception of some mortgage-backed securities, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

*The amounts within Other which are not rated by S&P, Moody or Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2011	2010
	£m	£m
NAIC 1	1,258	1,193
NAIC 2	1,792	1,849
NAIC 3-6	70	130
	3,120	3,172

(iii) Asia insurance operations

	With-profits business	Unit-linked assets	Other	2011 Total	2010 Total
	£m	£m	£m	£m	£m
S&P - AAA	1,259	38	126	1,423	2,934
S&P - AA+ to AA-	2,161	83	1,599	3,843	2,138
S&P - A+ to A-	1,560	564	931	3,055	2,843
S&P - BBB+ to BBB-	1,032	104	315	1,451	913
S&P - Other	786	707	644	2,137	1,773
	6,798	1,496	3,615	11,909	10,601
Moody's - Aaa	818	222	449	1,489	65
Moody's - Aa1 to Aa3	47	61	20	128	115
Moody's - A1 to A3	191	17	96	304	130
Moody's - Baa1 to Baa3	109	4	18	131	95
Moody's - Other	34	9	16	59	49
	1,199	313	599	2,111	454
Fitch	189	60	102	351	49
Other	1,368	877	1,065	3,310	3,004
Total Asia debt securities	9,554	2,746	5,381	17,681	14,108

The following table analyses debt securities of 'Other business' which are not externally rated:
				2011 Total	2010 Total
				£m	£m
Government bonds				244	350
Corporate bonds rated as investment grade by local external ratings agencies				776	666
Structured deposits issued by banks which are rated, but specific deposits are not				-	5
Other				45	22
				1,065	1,043

(iv) Asset Management Operations

Of the total debt securities at 31 December 2011 of £1,842 million, the following amounts were held by M&G.

	2011	2010
	£m	£m
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,547	1,468
Other	287	92
Total M&G debt securities	1,834	1,560

(v) Group exposure to holdings in asset-backed securities
The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2011 is as follows:

	2011	2010
	£m	£m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations note (a)	1,358	1,181
US insurance operations note (b)	5,380	6,135
Asian insurance operations note (c)	176	113
Other operations note (d)note (iv)	594	437
	7,508	7,866
With-profits operations:
UK insurance operations note (a)	5,351	5,237
Asian insurance operations note (c)	454	435
	5,805	5,672
Total	13,313	13,538

Notes
(a) UK insurance operations
The UK insurance operations' exposure to asset-backed securities at 31 December 2011 comprises:

	2011	2010
	£m	£m
Shareholder-backed business (2011: 38% AAA, 18% AA)(i)	1,358	1,181
With-profits operations (2011: 58% AAA, 9% AA)(ii)	5,351	5,237
Total	6,709	6,418

(i)All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.
(ii)Exposure of the with-profits operations relates to exposure to:

	2011	2010
	£m	£m
UK market	4,037	3,685
US market	1,314	1,552
	5,351	5,237

(b) US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2011 comprises:

	2011	2010
	£m	£m
RMBS Sub-prime (2011: 20% AAA, 4% AA)	207	224
Alt-A (2011: 12% AAA, 4% AA)	310	415
Prime including agency (2011: 3% AAA, 76% AA)	2,074	2,145
CMBS (2011: 35% AAA, 12% AA)	2,169	2,375
CDO funds (2011: 16% AAA, 0% AA)*, including £nil million exposure to sub-prime	44	162
Other ABS (2011: 23% AAA, 17% AA), including £6.6 million exposure to sub-prime	576	814
Total	5,380	6,135
* Including the Group's economic interest in Piedmont and other consolidated CDO funds.

(c) Asian insurance operations
The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.
The £454 million (2010: £435 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	2011	2010
	£m	£m
CMBS	149	251
CDO funds and ABS	305	184
Total	454	435

The £454 million (2010: £435 million) includes £398 million (2010: £341 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £20 million (2010: £7 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £454 million, 75 per cent (2010: £435 million, 43 per cent) are investment graded by Standard and Poor's.

(d) Other operations
Other operations' exposure to asset-backed securities at 31 December 2010 is held by Prudential Capital and comprises:

	2011	2010
	£m	£m
RMBS: Prime (2011: 91% AAA, 9% AA)	340	197
CMBS (2011: 27% AAA, 16% AA)	146	184
CDO funds and other ABS - all without sub-prime exposure (2011: 98% AAA)	108	56
Total	594	437

(vi)       Group sovereign debt exposure
Sovereign debt represented 16 per cent or £9.2 billion of the debt portfolio backing shareholder business at 31 December 2011. 43 per cent of this was rated AAA and 94 per cent investment grade. Of the Group's holdings in Continental Europe of £690 million, 87 per cent was AAA rated. Shareholder exposure to the eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £44 million. The Group does not have any sovereign debt exposure to Greece, Portugal, Ireland or France.

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2011 is as follows.

	Shareholder sovereign debt	With-profits sovereign debt
	£m	£m
Continental Europe
Italy	43	52
Spain	1	33
	44	85
Germany	598	602
Other Europe (principally Isle of Man and Belgium)	48	62
	690	749
United Kingdom	3,254	2,801
United States	2,448	2,615
Other, predominately Asia	2,850	332
Total	9,242	6,497

Exposure to bank debt securities
The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2011.

	Bank debt securities - shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	24	24	-	-	-	24
Ireland	-	13	13	-	-	-	13
Italy	-	11	11	56	14	70	81
Greece	-	-	-	-	-	-	-
Spain	107	11	118	90	2	92	210
	107	59	166	146	16	162	328
Austria	-	-	-	9	-	9	9
Belgium	-	-	-	-	-	-	-
France	2	34	36	78	35	113	149
Germany	-	28	28	1	-	1	29
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083
Total Europe	337	273	610	930	210	1,140	1,750
United States	-	1,362	1,362	352	2	354	1,716
Other, predominantly Asia	-	246	246	562	33	595	841
Total	337	1,881	2,218	1,844	245	2,089	4,307

In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2011 within its with-profits funds.

	Bank debt securities - participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	7	7	-	-	-	7
Ireland	-	-	-	-	-	-	-
Italy	-	45	45	49	2	51	96
Greece	5	-	5	-	-	-	5
Spain	137	-	137	1	-	1	138
	142	52	194	50	2	52	246
Austria	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-
France	-	80	80	47	17	64	144
Germany	-	7	7	-	-	-	7
Luxembourg	-	7	7	-	-	-	7
Netherlands	-	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550
Total Europe	461	611	1,072	883	121	1,004	2,076
United States	-	1,378	1,378	396	278	674	2,052
Other, predominantly	1	384	385	341	20	361	746
Total	462	2,373	2,835	1,620	419	2,039	4,874

T Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

i Valuation basis
Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2011, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2010: 0.3 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

ii Accounting presentation of gains and losses
With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this report, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report. This classification is applied for most of the debt securities of the Group's US insurance operations.

iii 2011 movements in unrealised gains and losses
In 2011 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,210 million to a net unrealised gain of £2,057 million. The gross unrealised gain in the statement of financial position increased from £1,580 million at 31 December 2010 to £2,303 million at 31 December 2011, while the gross unrealised loss decreased from £370 million at 31 December 2010 to £246 million at 31 December 2011.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

Available for sale securities

	2011	Changes in Unrealised appreciation**	Foreign exchange translation	2010
		Reflected as part of movement in consolidated statement of comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	2,455			4,372
Unrealised (loss) / gainnotes (iv)(a) and (b)	(246)	122	2	(370)
Fair value (as included in statement of financial position)	2,209			4,002
Assets fair valued at or above book value
Book value*	22,504			20,743
Unrealised gain /(loss)	2,303	689	34	1,580
Fair value (as included in statement of financial position)	24,807			22,323
Total
Book value*	24,959			25,115
Net unrealised gain/(loss)	2,057	811	36	1,210
Fair value (as included in statement of financial position)***	27,016			26,325

* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of $1.6037: £1.
***Debt securities for US operations included in the statement of financial position at 31 December 2011 and as referred to in note S, comprise:

	2011	2010
	£m	£m
Available-for-sale	27,016	26,325
Consolidated investment funds classified as fair value through profit and loss	6	41
	27,022	26,366

iv Debt securities classified as available-for-sale in an unrealised loss position
The following tables show some key attributes of those securities that are in an unrealised loss position at 31 December 2011.

(a) Fair value of available-for-sale securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	1,829	(60)	3,390	(102)
Between 80% and 90%	172	(28)	273	(44)
Below 80% note(d)	208	(158)	339	(224)
Total	2,209	(246)	4,002	(370)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	142	(7)	98	(6)
Between 80% and 90%	58	(11)	55	(9)
Below 80% note(d)	69	(35)	56	(25)
Total	269	(53)	209	(40)

(b) Unrealised losses by maturity of available-for-sale securities

	2011	2010
	£m	£m
Less than 1 year	-	-
1 year to 5 years	(7)	(6)
5 years to 10 years	(28)	(47)
More than 10 years	(28)	(49)
Mortgage-backed and other debt securities	(183)	(268)
Total*	(246)	(370)

*These relate to assets with a fair market value and book value of £2,209 million (2010: £4,002 million) and £2,455 million (2010: £4,372 million) respectively.

(c) Age analysis of unrealised losses for the years indicated for available-for-sale securities

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2011			2010
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(11)	(31)	(42)	(3)	(67)	(70)
6 months to 1 year	(7)	(8)	(15)	(2)	-	(2)
1 year to 2 years	(5)	(1)	(6)	(13)	(20)	(33)
2 years to 3 years	(7)	(10)	(17)	(27)	(55)	(82)
More than 3 years	(61)	(105)	(166)	(58)	(125)	(183)
Total	(91)	(155)	(246)	(103)	(267)	(370)

At 31 December 2011, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £53 million (2010: £40 million). Of these losses £10 million (2010: £1 million) relate to securities that have been in an unrealised loss position for less than one year and £43 million (2010: £39 million) to securities that have been in an unrealised loss position for more than one year.

(d)     Available-for-sale securities whose fair value were below 80 per cent of the book value

As shown in the table (a) above, £158 million of the £246 million of gross unrealised losses at 31 December 2011 (2010: £224 million of the £370 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £158 million (2010: £224 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
Category analysis	£m	£m	£m	£m
Residential mortgage-backed securities
Prime (including agency)	38	(16)	88	(39)
Alt - A	12	(3)	15	(4)
Sub-prime	58	(32)	41	(20)
	108	(51)	144	(63)
Commercial mortgage-backed securities.	6	(29)	8	(29)
Other asset-backed securities	65	(58)	123	(105)
Total structured securities	179	(138)	275	(197)
Corporates	29	(20)	64	(27)
Total	208	(158)	339	(224)

Age analysis of fair value being below 80 per cent for the period indicated:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
Age analysis	£m	£m	£m	£m
Less than 3 months	15	(5)	-	(1)
3 months to 6 months	45	(15)	-	-
More than 6 months	148	(138)	339	(223)
	208	(158)	339	(224)

U Net core structural borrowings of shareholder-financed operations

	2011	2010
	£m	£m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1)note (i)	1,823	1,463
Subordinated notes (Lower Tier 2)note (i)	829	1,255
Subordinated debt total	2,652	2,718
Senior debtnote (ii)
2023	300	300
2029	249	249
Holding company totalnote (iii)	3,201	3,267
PruCap bank loannote (iii)	250	250
Jackson surplus notes (Lower Tier 2)note (ii)	160	159
Total (per consolidated statement of financial position)	3,611	3,676
Less: Holding company cash and short-term investments
(recorded within the consolidated statement of financial position)note (iv)	(1,200)	(1,232)
Net core structural borrowings of shareholder-financed operations	2,411	2,444

Notes

(i)      These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and have been used to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

         The Group has designated US$2.85 billion (2010: US$2.3 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii)   The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing on 20 December 2012, currently drawn at a cost of twelve month £LIBOR plus 0.99 per cent.

(iv) Including central finance subsidiaries.

V Other borrowings

	2011	2010
	£m	£m
Operational borrowings attributable to shareholder-financed operationsnote (i)
Borrowings in respect of short-term fixed income securities programmes	2,956	2,560
Non-recourse borrowings of US operations	21	80
Other borrowings note (ii)	363	364
Total	3,340	3,004

	2011	2010
	£m	£m
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	747	1,287
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	125	135
Total	972	1,522

Notes

(i)      In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2011 which mature in April 2012. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)     Other borrowings include mainly amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. Further, the Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures to interest rate movements of these borrowings.

W Defined benefit pension schemes

The Group liability in respect of defined benefit pension schemes is as follows:
	2011	2010
	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(41)	(106)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(23)	(114)
Economic deficit	(64)	(220)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(165)	(227)
Deficit under IAS 19 included in Provisions in the statement of financial position	(229)	(447)

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit pension scheme in Taiwan.

The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The investments in Prudential policies comprise £112 million (2010: £118 million) for PSPS and £165 million (2010: £227 million) for the M&G pension scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, for PSPS, where the Group does not have unconditional right of refund to any surplus in the scheme due to constraints in the trust deed to prevent the company access, the surplus is not recognised. Additionally, the Group has to recognise a liability for committed deficit funding obligation to PSPS. Accordingly, at 31 December 2011, the Group has not recognised the underlying PSPS surplus of £1,588 million, gross of deferred tax (2010: £485 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £19 million gross of deferred tax (2010: £47 million).

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The last completed actuarial valuation of PSPS was as at 5 April 2008 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited (previously Watson Wyatt Limited). This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's statutory funding objective. No formal deficit plan was required. However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation in 2009, an additional funding akin to deficit funding was agreed by the Trustees. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. The current contributions will continue to be made until the next valuation as at 5 April 2011 is finalised later in 2012. In 2011, total contributions paid in the year including expenses and augmentations were £54 million (2010: £55 million).

The last completed actuarial valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 by Jonathan Seed, Fellow of the Faculty of Actuaries, of Xafinity Consulting, demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. During 2010, the Group agreed to pay additional funding of £5.8 million per annum from October 2010 until the conclusion of the next formal valuation, or until the funding level reaches 90 per cent, whichever is the earlier. The actuarial valuation as at 31 March 2011 will be finalised later in 2012. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2011 of £55 million (2010: £146 million) has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The last completed actuarial valuation of the M&G pension scheme as at 31 December 2008 by Paul Belok, Fellow of the Institute of Actuaries, of AON Hewitt Limited (previously AON Consulting Limited), was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. During 2011, the Group agreed to pay an additional funding of £1.2 million per annum from January 2012, until the conclusion of the next formal valuation as at 31 December 2011 which is currently in progress. The IAS 19 surplus of the M&G pension scheme on an economic basis at 31 December 2011 was £10 million (2010: deficit of £27 million). As described above, as at 31 December 2011, the M&G pension scheme has invested £165 million in Prudential policies (2010: £227 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the scheme is a deficit of £155 million (2010: £254 million).

i        Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2011	2010
	%	%

Discount rate*	4.7	5.45
Rate of increase in salaries	2.9	5.55
Rate of inflation**
Retail price index (RPI)	2.9	3.55
Consumer price index (CPI)	1.9	n/a
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)***	2.5	3.55
Guaranteed (maximum 2.5%)***	2.5	2.5
Discretionary***	2.5	2.5
Expected returns on plan assets	5.1	5.9

* The discount rate has been determined by reference to an 'AA' corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

**  The rate of inflation for the year ended 31 December 2011 reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes. For prior periods it reflects the long term assumption for the UK RPI. See explanation below.

*** The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.9 per cent in 2011 (2010: 3.55 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for 2011 and 2010 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries ('CMI').

The tables used for PSPS immediate annuities in payment at 31 December 2011 and 2010 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

In July 2010, the UK Government announced plans to use the CPI in place of the RPI in its determination of the statutory minimum pension increases for private sector occupational pension schemes. In December 2010, the Government published the statutory revaluation order for 2011 which confirms the change to use CPI. Further, in December 2010, the Government consulted on the impact of the switch from RPI to CPI on the private sector occupational pension schemes. In its response following the consultation published in June 2011, the Government confirmed that it would not introduce legislation to override scheme rules which provide for pension increases/revaluation on a basis that is higher than the statutory minimum.

For the Group's UK defined benefit schemes, the pensions in deferment and/or pensions in payment for certain tranches of these schemes are subject to statutory increases in accordance with the schemes rules and were therefore affected by the Government's decision to change the indexation from RPI to CPI. Other tranches, where RPI is specified in the scheme rules, were unaffected.

During 2011, the pension schemes communicated to their members the changes in basis from RPI to CPI in light of the Government announcement. The impact of this change in 2011 was an accounting benefit of £42 million to the Group's operating profit based on longer-term investment returns and profit attributable to shareholders before tax and £31 million to shareholders' equity. There was no impact on the results for the year ended 31 December 2010.

ii       Estimated pension scheme deficit - economic basis

Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

			2011
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2011	Operating results (based on longer-term investment returns) (note a)	Actuarial and other gains and losses (note b)	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2011 (note c)
	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	312	256	882	93	1,543
Less: amount attributable to PAC with-profits fund	(264)	(171)	(607)	(41)	(1,083)
Shareholders' share:
Gross of tax surplus	48	85	275	52	460
Related tax	(13)	(22)	(68)	(14)	(117)
Net of shareholders' tax	35	63	207	38	343
Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(532)	(229)	(846)	-	(1,607)
Less: amount attributable to PAC with-profits fund	370	162	592	-	1,124
Shareholders' share:
Gross of tax (deficit)	(162)	(67)	(254)	-	(483)
Related tax	44	16	63	-	123
Net of shareholders' tax	(118)	(51)	(191)	-	(360)
With the effect of IFRIC 14
(Deficit) surplus	(220)	27	36	93	(64)
Less: amount attributable to PAC with-profits fund	106	(9)	(15)	(41)	41
Shareholders' share:
Gross of tax (deficit) surplus	(114)	18	21	52	(23)
Related tax	31	(6)	(5)	(14)	6
Net of shareholders' tax	(83)	12	16	38	(17)

Notes
(a) The components of the credit (charge) to operating results (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2011	2010
	£m	£m
Current service cost	(35)	(38)
Negative past service cost - RPI to CPI inflation measure changenote (i)	282	-
Finance (expense) income:
Interest on pension scheme liabilities	(299)	(294)
Expected return on assets	308	325
Total credit (charge) without the effect IFRIC 14	256	(7)
Effect of IFRIC 14 for pension schemes	(229)	(38)
Total credit (charge) after the effect of IFRIC 14 as shown above, reflected in the Group's operating profit based on longer-term investment returnsnote (ii)	27	(45)

Notes
(i)	RPI to CPI inflation measure change
The £282 million credit shown above comprises £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus is not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes (as shown in the table below) is allocated as £24 million to PAC with-profits fund and £42 million to shareholders referred to in note C.

(ii)
The net credit (charge) to operating profit (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) of £27 million (2010: (£45 million)) is made up of the following:

	2011	2010
	£m	£m
Underlying IAS 19 charge for other pension schemes	(17)	(18)
Cash costs for PSPS	(20)	(23)
Unwind of discount on opening provision for deficit funding for PSPS	(2)	(4)
Negative past service cost - RPI to CPI inflation measure change (note (i) to table above)	66	-
	27	(45)

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

b	The components of the credit (charge) for actuarial and other gains and losses (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2011	2010
	£m	£m
Actual less expected return on assets	982	306
Losses on changes of assumptions for plan liabilities	(414)	(411)
Experience gains (losses) on liabilities	314	(4)
Total credit (charge) without the effect of IFRIC 14	882	(109)
Effect of IFRIC 14 for pension schemes	(846)	94
Actuarial and other gains and losses after the effect of IFRIC 14	36	(15)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses ( i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The 2011 actuarial gains of £882 million (gross of allocation of share to the PAC with-profits funds and before the application of IFRIC 14) primarily reflects the effect of the excess of market returns over long-term assumptions and experience gains on liabilities which are partially offset by the effect of changes in economic assumptions.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in 2011 in relation to this provision was £(4) million (2010: £nil) and is recognised as other gains and losses within the £36 million of actuarial and other gains and losses shown above.

c        On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 31 December were:

	2011	2010
	£m	£m
Equities	483	825
Bonds	5,954	4,203
Properties	317	228
Cash-like investments	409	748
Total value of assets	7,163	6,004
Present value of benefit obligations	(5,620)	(5,692)
	1,543	312
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(1,588)	(485)
Adjust for obligation deficit funding of PSPS	(19)	(47)
Pre-tax deficit	(64)	(220)

(iii)   Sensitivity of the pension scheme liabilities to key variables
The total underlying Group pension scheme liabilities of £5,620 million (2010: £5,692 million) comprise £4,844 million (2010: £4,866 million) for PSPS and £776 million (2010: £826 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2011 and 2010 to changes in discount rate, inflation rates and mortality rates

	2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 4.7% to 4.5%	Increase in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.7% to 4.9%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.9% to 2.7%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.9% to 1.7%	PSPS	0.6%
	with consequent reduction in salary increases	Other schemes	4.1%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.4%

	2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.45% to 5.25%	Increase in scheme liabilities by:
		PSPS	3.6%
		Other schemes	5.2%
Discount rate	Increase by 0.2% from 5.45% to 5.65%	Decrease in scheme liabilities by:
		PSPS	3.5%
		Other schemes	4.8%
Rate of inflation	RPI: Decrease by 0.2% from 3.55% to 3.35%	Decrease in scheme liabilities by:
	with consequent reduction in salary increases	PSPS	1.0%
		Other schemes	4.9%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

For PSPS, the underlying surplus of the scheme of £1,588 million (2010: £485 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 31 December 2011, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's 2011 results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 31 December 2011 were £527 million (2010: £572 million), due to the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

X Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations
	UK	US	Asia	Total
	£m	£m	£m	£m
Policyholder liabilities	116,229	48,311	21,858	186,398
Unallocated surplus of with-profits funds	9,966	-	53	10,019
At 1 January 2010	126,195	48,311	21,911	196,417
Premiums	7,890	11,735	4,308	23,933
Surrenders	(3,779)	(3,598)	(2,241)	(9,618)
Maturities/Deaths	(7,303)	(769)	(498)	(8,570)
Net flows	(3,192)	7,368	1,569	5,745
Shareholders transfers post tax	(223)	-	(24)	(247)
Investment-related items and other movements	13,172	3,464	2,235	18,871
Foreign exchange translation differences	(208)	1,380	2,081	3,253
Dilution of Group's holdings	(27)	-	-	(27)
Acquisition of UOB Life Assurance Limited	-	-	968	968
As at 31 December 2010 / 1 January 2011	135,717	60,523	28,740	224,980
Comprising:
- Policyholder liabilities	125,530	60,523	28,674	214,727
- Unallocated surplus of with-profits funds	10,187	-	66	10,253
At 1 January 2011	135,717	60,523	28,740	224,980
Premiums	6,988	12,914	5,079	24,981
Surrenders	(4,255)	(4,270)	(2,237)	(10,762)
Maturities/Deaths	(7,813)	(820)	(664)	(9,297)
Net flows	(5,080)	7,824	2,178	4,922
Shareholders transfers post tax	(216)	-	(30)	(246)
Investment-related items and other movements	5,862	136	365	6,363
Foreign exchange translation differences	(94)	706	(341)	271
At 31 December 2011	136,189	69,189	30,912	236,290
Comprising:
- Policyholder liabilities	127,024	69,189	30,862	227,075
- Unallocated surplus of with-profits funds	9,165	-	50	9,215
Average policyholder liability balances*
2011	126,277	64,856	29,768	220,901
2010	120,880	54,417	25,750	201,047
* Averages have been based on opening and closing balances and adjusted for acquisition and disposals in the period and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis above represents the impact of premiums, claims and investment movements on policyholders' liabilities. It does not represent premiums, claims and investment movements as reported in the income statement, for example the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2010	87,495	19,035	19,665	126,195
Comprising:
- Policyholder liabilities	77,529	19,035	19,665	116,229
- Unallocated surplus of with-profits funds	9,966	-	-	9,966
Premiums	3,311	2,301	2,278	7,890
Surrenders	(2,453)	(1,272)	(54)	(3,779)
Maturities/Deaths	(5,079)	(726)	(1,498)	(7,303)
Net flows note (a)	(4,221)	303	726	(3,192)
Shareholders transfers post tax	(223)	-	-	(223)
Switches	(236)	236	-	-
Investment-related items and other movements note (b)	9,165	2,097	1,910	13,172
Dilution of Group's holdings	-	-	(27)	(27)
Foreign exchange translation differences	(207)	-	(1)	(208)
At 31 December 2010 / 1 January 2011	91,773	21,671	22,273	135,717
Comprising:
- Policyholder liabilities	81,586	21,671	22,273	125,530
- Unallocated surplus of with-profits funds	10,187	-	-	10,187
Premiums	3,413	1,854	1,721	6,988
Surrenders	(2,285)	(1,851)	(119)	(4,255)
Maturities/Deaths	(5,551)	(655)	(1,607)	(7,813)
Net flows note (a)	(4,423)	(652)	(5)	(5,080)
Shareholders transfers post tax	(216)	-	-	(216)
Switches	(237)	237	-	-
Investment-related items and other movements note (b)	3,338	25	2,499	5,862
Foreign exchange translation differences	(94)	-	-	(94)
At 31 December 2011	90,141	21,281	24,767	136,189
Comprising:
- Policyholder liabilities	80,976	21,281	24,767	127,024
- Unallocated surplus of with-profits funds	9,165	-	-	9,165
Average policyholder liability balances*
2011	81,281	21,476	23,520	126,277
2010	79,558	20,353	20,969	120,880
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a)     Net outflows increased from £3,192 million in 2010 to £5,080 million in 2011, principally as a result of stock transfer activity within the unit-linked business (2011 saw a large transfer out, while 2010 benefitted from a large transfer in) and a lower level of bulk annuity transactions in 2011.

(b) Investment-related items and other movements of £5,862 million was lower than the £13,172 benefit seen in 2010 principally as a result of weaker performance of UK equity markets in 2011.

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2010	20,639	27,672	48,311
Premiums	7,420	4,315	11,735
Surrenders	(1,403)	(2,195)	(3,598)
Maturities/Deaths	(259)	(510)	(769)
Net flows	5,758	1,610	7,368
Transfers from general to separate account	1,411	(1,411)	-
Investment-related items and other movements	2,875	589	3,464
Foreign exchange translation differences note (a)	520	860	1,380
At 31 December 2010 / 1 January 2011	31,203	29,320	60,523
Premiums	9,176	3,738	12,914
Surrenders	(1,898)	(2,372)	(4,270)
Maturities/Deaths	(300)	(520)	(820)
Net flows note (b)	6,978	846	7,824
Transfers from general to separate account	957	(957)	-
Investment-related items and other movements note (c)	(1,735)	1,871	136
Foreign exchange translation differences	430	276	706
At 31 December 2011	37,833	31,356	69,189
Average policyholder liability balances
2011	34,518	30,338	64,856
2010	25,921	28,496	54,417
* Averages have been based on opening and closing balances.

Notes

(a)     Movements in the year have been translated at an average rate of 1.60 (2010: 1.55). The closing balance has been translated at closing rate of 1.55 (2010: 1.57). Differences upon retranslation are included in foreign exchange translation differences of £706 million (2010: £1,380 million).

(b) Net flows for the year were £7,824 million compared with £7,368 million in 2010, driven largely by increased new business volumes for the variable annuity business.

(c)     Negative investment-related items and other movements in variable annuity separate account liabilities of £1,735 million in 2011 principally reflects the negative separate account return in the year including reductions to liabilities for fees levied, versus a significant increase in the equity market in 2010. This is offset by an increase in fixed annuity, GIC and other business investment and other movements primarily related to increase in the value of the value of embedded derivatives and interest credited to policyholder accounts in the year.

Asia insurance operations

	With-profits business	Unit-linked liabilities	Other	Total
	£m	£m	£m	£m
At 1 January 2010	8,861	9,717	3,333	21,911
Comprising:
- Policyholder liabilities	8,808	9,717	3,333	21,858
- Unallocated surplus of with-profits funds	53	-	-	53
Premiums
New business	141	1,072	452	1,665
In-force	897	1,130	616	2,643
	1,038	2,202	1,068	4,308
Surrendersnote (c)	(441)	(1,572)	(228)	(2,241)
Maturities/Deaths	(326)	(40)	(132)	(498)
Net flows note (b)	271	590	708	1,569
Shareholders transfers post tax	(24)	-	-	(24)
Investment-related items and other movements	693	1,405	137	2,235
Foreign exchange translation differences note (a)	719	1,009	353	2,081
Acquisition of UOB Life Assurance Limited note (e)	504	3	461	968
At 31 December 2010 / 1 January 2011	11,024	12,724	4,992	28,740
Comprising:
- Policyholder liabilities	10,958	12,724	4,992	28,674
- Unallocated surplus of with-profits funds	66	-	-	66
Premiums
New business	162	1,136	723	2,021
In-force	1,110	1,163	785	3,058
	1,272	2,299	1,508	5,079
Surrendersnote (c)	(502)	(1,490)	(245)	(2,237)
Maturities/Deaths	(431)	(39)	(194)	(664)
Net flows note (b)	339	770	1,069	2,178
Shareholders transfers post tax	(30)	-	-	(30)
Investment-related items and other movements note (d)	1,274	(1,154)	245	365
Foreign exchange translation differencesnote (a)	36	(325)	(52)	(341)
At 31 December 2011	12,643	12,015	6,254	30,912
Comprising:
- Policyholder liabilities	12,593	12,015	6,254	30,862
- Unallocated surplus of with-profits funds	50	-	-	50
Average policyholder liability balances*
2011	11,775	12,370	5,623	29,768
2010	10,135	11,222	4,393	25,750
**Averages have been based on opening and closing balances and adjusted for acquisition and disposals in the period and exclude unallocated surplus of with-profits funds.

Notes

(a)     Movements in the period have been translated at the average exchange rate for the year ended 31 December 2011. The closing balance has been translated at the closing spot rates as at 31 December 2011. Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows have increased by £609 million from £1,569 million in 2010 to £2,178 million in 2011 primarily reflecting increased flows from new business and the growth in the in-force book.
(c) The rate of surrenders for unit-linked and other shareholder business (expressed as a percentage of opening liabilities) was 9.8 per cent compared with 13.8 per cent in 2010.
(d) The investment-related and other items and other movements for unit-linked business of negative £1,154 million in 2011 was mainly driven from Asia equity market losses in the 2nd half of 2011.
(e) The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

Duration of policyholder liabilities
	2011				2010
	UK insurance operations note (i)	US insurance operations note (ii)	Asian insurance operations note (iii)	Total	UK insurance operations note (i)	US insurance operations note (ii)	Asian insurance operations note (iii)	Total

	£m	£m	£m	£m	£m	£m	£m	£m
Insurance contract liabilities	82,732	67,278	30,353	180,363	84,152	58,641	28,498	171,291
Investment contract liabilities with discretionary participation features	29,348	-	397	29,745	25,613	-	119	25,732
Investment contract liabilities without discretionary participation features	14,944	1,911	112	16,967	15,765	1,882	57	17,704
	127,024	69,189	30,862	227,075	125,530	60,523	28,674	214,727

The tables above show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables in the accompanying notes below show the maturity profile of the cash flows used for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

The cash flow projections of expected benefit payments used in the maturity profile tables below are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts. The maturity tables have been prepared on a discounted basis.

Notes
(i) UK insurance operations

	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investments contracts	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	46,288	29,365	75,653	5,323	18,236	23,559	12,885	14,927	27,812	127,024
	%	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	47	32	41	25	25	25	34	28	31	35
5 to 10 years	24	26	25	22	22	22	25	22	24	24
10 to 15 years	13	19	16	18	18	18	18	18	18	17
15 to 20 years	8	14	10	13	13	13	11	12	11	11
20 to 25 years	5	7	6	9	10	9	7	9	7	7
over 25 years	3	2	2	13	12	13	5	11	9	6

	With-profits business			Annuity business (insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investments contracts	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	43,691	25,613	69,304	12,282	16,442	28,724	11,737	15,765	27,502	125,530
	%	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	46	31	40	32	29	30	35	29	32	36
5 to 10 years	25	25	25	25	23	24	26	21	23	24
10 to 15 years	13	19	16	18	17	18	18	20	19	17
15 to 20 years	7	14	10	12	13	12	10	11	11	11
20 to 25 years	4	8	6	7	8	8	6	8	7	7
over 25 years	5	3	3	6	10	8	5	11	8	5

Notes

(a)     The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

(b) Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(c) Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

(d)     For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(ii) US Insurance operations

	2011				2010
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	31,356	37,833	69,189	29,320	31,203	60,523
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	47	47	47	50	50	50
5 to 10 years	27	30	29	27	29	28
10 to 15 years	11	13	12	11	12	12
15 to 20 years	6	6	6	5	6	5
20 to 25 years	5	2	3	3	2	3
Over 25 years	4	2	3	4	1	2

(iii) Asian insurance operations

	2011	2010
	£m	£m
Policyholder liabilities	30,862	28,674
Expected maturity:	%	%
0 to 5 years	22	24
5 to 10 years	19	20
10 to 15 years	15	15
15 to 20 years	13	12
20 to 25 years	10	10
Over 25 years	21	19

Y Sensitivity analysis

Sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks

1 Overview of risks by business unit
The financial and insurance assets and liabilities attaching to the Group's life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

• Currency risk: due to changes in foreign exchange rates;
• Interest rate risk: due to changes in market interest rates; and
• Other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group's life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Three key points are to be noted, namely:

•        The Group's with-profit and unit-linked funds absorb most market risk attaching to the funds' investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

• The Group's shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and
• The main exposures of the Group's IFRS basis results to market risk for its life assurance operations on investments of the shareholder-backed business are for debt securities.

The most significant items for which the IFRS basis shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities / unallocated surplus	Other exposure	Insurance and lapse risk
UK insurance operations
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities i.e. assets representing shareholder capital
US insurance operations
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features
Fixed indexed annuities, Fixed annuities and GIC business	Credit risk Interest rate risk		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments and by the use of swaption contracts

Profit and loss and shareholders' equity are volitile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39

Asian insurance operations section
Mortality and morbidity risk
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Non-participating business	Interest rate and price risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements

a    UK insurance operations
The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

i     With-profits business
(a) SAIF
Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

(b) With-profits sub-fund business
For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the Group's income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on the grandfathered UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus.

ii    Shareholder-backed annuity business
Profits from shareholder-backed annuity business are most sensitive to:

•
The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;

•	Actual versus expected default rates on assets held;
•	The difference between long-term rates of return on corporate bonds and risk-free rates;
•	The variance between actual and expected mortality experience;
•	The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
•	Changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £64 million (2010: £53 million). A decrease in credit default assumptions of five basis points would increase gross profits by £137 million (2010: £119 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £25 million (2010: £23 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

iii  Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

iv   Shareholder exposure to interest rate risk and other market risk
At 31 December 2011 pension annuity liabilities accounted for 98 per cent (2010: 98 per cent) of UK shareholder-backed business liabilities. For pension annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result shareholders' equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

b       US insurance operations

Total profit is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.
As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

•	Growth in the size of assets under management covering the liabilities for the contracts in force;
•	Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
•	Spread returns for the difference between investment returns and rates credited to policyholders; and
•	Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2011 and 2010 was 8.4 per cent. The impact of using this return is reflected in two principal ways, namely;

(i)      Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note P  and;

(ii) The required level of provision for guaranteed minimum death benefit claims.

c Asian insurance operations
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by five per cent (estimated at one in ten year shock) then it is estimated that post tax profit would be impacted by approximately £27 million (2010: £21 million). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite similar impact.

i        Risks other than currency translation

With-profits business
Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business.

Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business
As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. The sensitivity of profits and shareholders' equity to changes in insurance risk and to interest rate risk are not material.

2 IFRS shareholder results - Exposures for market and other risk
2.1 Key Group exposures

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks are provided in notes 2.2(a) to (e). The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the analysis of exposure to interest rate risk, given the low interest rate environment, certain of the sensitivities to a decrease of 2 per cent include the effect of reducing the rate to zero where rates are lower than 2 per cent.

The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. In addition, at the total IFRS profit level the result is particularly sensitive to temporary value movements on assets backing US and Asia policyholder liabilities (which in general are measured on a basis that is insensitive to current market movements) and shareholder equity.

For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees. Further information is given below under the US insurance operations section of market and credit risk.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and substantially mitigate equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (i.e. outside the income statement).

For Asian operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

M&G profits are affected primarily by movements in the growth in funds under management and by the effect of any impairments on the loan book and fair value movements on debt securities held by Prudential Capital.

In addition, total profits and shareholders' equity are sensitive to market value movements and centrally held swaps. These are used to manage foreign currency and other macroeconomic exposures.

2.2 Market and credit risk
a UK insurance operations
(i) With-profits business

UK business of PAC with-profits fund
Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of the PAC with-profits fund are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, (which reflect the accumulation of income and outgo that are relevant to each policy type including investment income and appreciation), affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit or equity.

The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.

Investment performance is a key driver of bonuses, and hence the shareholders' share of cost of bonuses. Due to the 'smoothed' basis of bonus declaration the sensitivity to investment performance in a single year is low relative to the movements in the period to period performance. However, over multiple periods it is important.

Prudential Annuities Limited (PAL)
PAL writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, do not affect shareholder results.

Scottish Amicable Insurance Fund (SAIF)
SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group's IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF's assets and liabilities.

(ii)    Shareholder-backed business
The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions, credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund. The sensitivity to market risk for the main constituents elements of the shareholder-backed business of the UK insurance operations is as follows:

Prudential Retirement Income Limited (PRIL)
The assets covering PRIL's liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of PRIL's liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

The principal items affecting the IFRS results for PRIL are mortality experience and assumptions, and credit risk.

PAC non-profit sub-fund
The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, unit-linked and other non-participating business.

The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

Other shareholder-backed unit-linked business
Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows:

	2011 £m				2010 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	7,676	3,426	(2,820)	(5,178)	6,547	2,938	(2,434)	(4,481)
Policyholder liabilities	(6,842)	(3,060)	2,510	4,593	(5,977)	(2,723)	2,109	3,929
Related deferred tax effects	(208)	(91)	77	146	(154)	(58)	88	149
Net sensitivity of profit after tax and shareholders' equity	626	275	(233)	(439)	416	157	(237)	(403)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2011 £m		2010 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(319)	(160)	(302)	(151)
Related deferred tax effects	80	40	82	41
Net sensitivity of profit after tax and shareholders' equity	(239)	(120)	(220)	(110)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

b US insurance operations (Jackson)
The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

Invested assets covering liabilities (other than the separate accounts) and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity through the statement of comprehensive income. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities for business written by Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity. As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

•	Variable annuity business -effect of market risk arising from the variability of asset management fees
•	Fixed annuity and fixed index annuity business - the spread differential between the earned rate and the rate credited to policyholders.
•	Amortisation of deferred acquisition costs.

The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC. Note B  provides explanation of the new US GAAP DAC basis intended to be adopted by the Company from 1 January 2012. Note P above provides an explanation of the dynamics that affect the amortisation charge and an indicative sensitivity for the 2012 results on the new US GAAP DAC basis.

i Exposure to equity risk
Variable annuity contract related
Jackson issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder (traditional variable annuities). It also issues variable annuity and life contracts through separate accounts where it contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), annuitisation (GMIB), at specified dates during the accumulation period (GMWB) or at the end of a specified period (GMAB).

At 31 December 2011 and 2010, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is generally the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2011
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	31,571	2,914	64.2 years
GMWB - Premium only	0%	2,325	195
GMWB*	0-5%	2,582	582*
GMAB - Premium only	0%	54	2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		4,002	678	63.7 years
GMWB - Highest anniversary only		1,855	423
GMWB*		735	217*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	2,098	479	66.1 years
GMIB	0-6%	1,661	575		4.2 years
GMWB*	0-8%**	21,902	2,263*

31 December 2010
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	25,540	2,106	64.0 years
GMWB - Premium only	0%	2,742	149
GMWB*	0-5%**	1,996	415*
GMAB - Premium only	0%	48	1
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		3,742	466	63.3 years
GMWB - Highest anniversary only		2,010	343
GMWB*		852	196*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	1,768	311	65.7 years
GMIB	0-6%	1,933	418		5.1 years
GMWB*	0-8%**	15,025	672*

*  Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

**Ranges shown based on simple interest. The upper limits of five per cent, or eight per cent simple interest are approximately equal to 4.1 per cent and six per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.5 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further 9 years.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2011	2010
	£m	£m
Mutual fund type:
Equity	28,902	23,841
Bond	4,251	3,417
Balanced	3,846	3,345
Money market	677	451
Total	37,676	31,054

Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The net effect of opposite impacts would be observed if the equity markets were to decrease.

At 31 December 2011, based on the hedges in place at that time, the estimated sensitivity of Jackson's pre-tax profit for VA business, net of related changes in amortisation of DAC (excluding the impact on future separate account fees), profit after tax and shareholders' equity to immediate increases and decreases in equity markets is as follows:

	2011 £m				2010 £m
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%
Pre-tax profit, net of related changes in amortisation of DAC (excluding impact on future separate account fees)	267	149	(195)	(447)	159	90	(98)	(178)
Related deferred tax effects	(93)	(52)	68	156	(56)	(31)	34	62
Net sensitivity of profit after tax and shareholders' equity	174	97	(127)	(291)	103	59	(64)	(116)

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

Other exposure to equity risk
In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2011 and 2010. The table below shows the sensitivity to a 10 and 20 per cent fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2011 £m		2010 £m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(121)	(61)	(143)	(72)
Related deferred tax effects	42	21	50	25
Net sensitivity of profit after tax and shareholders' equity	(79)	(40)	(93)	(47)

A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

ii    Exposure to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than 'for-life') represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at 31 December 2011 and 2010 is as follows:

	2011 £m				2010 £m
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
Profit and loss
Direct effect
Derivatives value change	1,549	736	(592)	(1,078)	842	363	(277)	(529)
Policyholder liabilities	(925)	(446)	395	753	(547)	(243)	219	416
Related effect on amortisation of DAC	(151)	(69)	36	48	47	23	(34)	(63)

Pre-tax profit effect	473	221	(161)	(277)	342	143	(92)	(176)
Related effect on charge for deferred tax	(166)	(77)	56	97	(120)	(50)	32	62
Net profit effect	307	144	(105)	(180)	222	93	(60)	(114)

Other comprehensive income
Direct effect on carrying value of debt securities	2,679	1,513	(1,513)	(2,679)	2,663	1,454	(1,454)	(2,663)
Related effect on amortisation of DAC	(1,144)	(646)	646	1,144	(1,174)	(641)	641	1,174
Related effect on movement in deferred tax	(537)	(303)	303	537	(521)	(285)	285	521
Net effect	998	564	(564)	(998)	968	528	(528)	(968)
Total net effect on shareholders' equity	1,305	708	(669)	(1,178)	1,190	621	(588)	(1,082)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

iii     Currency translation
Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2011, the rates were US$1.60 (2010: $1.55) and US$1.55 (2010: $1.57) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

		A 10% increase in exchange rates		A 10% decrease in exchange rates
		2011	2010	2011	2010
		£m	£m	£m	£m
Profit before tax attributable to shareholders	note (i)	(54)	(41)	66	50
Profit for the year		(39)	(31)	48	37
Shareholders' equity attributable to US insurance operations		(388)	(347)	475	424

Note
(i) Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

In addition, the total profit (loss) for Jackson is affected by the level of impairment losses on the debt securities portfolio, net effect of market risk arising from the incidence and valuation of guarantee features, guaranteed benefit payments and equity index participation features, offset by variability of benefit related fees and equity derivative hedging performance, short-term value movements on derivatives held to manage the fixed annuity and other general account business, and other temporary value movements on portfolio investments classified as fair value through profit and loss.

c Asian insurance operations
For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

The sensitivity of the IFRS basis results of the Group's Asian operations to market risk is primarily restricted to the non-participating business.

This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group's segmental analysis so as to distinguish operating profits based on longer-term investment return and short-term fluctuations in investment returns.

i Interest rate risk
Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of one per cent in the 10 year government bond rate can be considered reasonably possible. At 31 December 2011, 10 year government bond rates vary from territory to territory and range from 0.99 per cent to 12.88 per cent (2010: 1.1 per cent to 12.25 per cent). Exception to this arises in Japan and Taiwan where reasonably possible interest rate movements have been determined as 0.5 per cent (2010: Japan and Taiwan 0.5 per cent). These reasonably possible changes would have the following impact:

	2011 £m	2010 £m
	Decrease of 1% note (i)	Decrease of 1% note (i)
Pre-tax profit	73	110
Related deferred tax (where applicable)	(22)	(41)
Net effect on profit and shareholders' equity	51	69

Note
(i) One per cent sensitivity (except for Japan and Taiwan (0.5 per cent)) has been used in all territories (2010: one per cent except Japan and Taiwan 0.5 per cent)
The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

At 31 December 2011, an increase in the rates of one per cent (2010: one per cent except Japan and Taiwan 0.5 per cent) is estimated to have the effect of decreasing pre-tax profit by £159 million (2010: £112 million). After adjusting these results for deferred tax the reasonable possible effect on shareholders' equity is a decrease of £125 million (2010: £82 million).

ii       Equity price risk
The non-linked shareholder business has limited exposure to equity and property investment (£600 million at 31 December 2011). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realised through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders participate.

The estimated sensitivity to a 10 and 20 per cent change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2011 and 2010 would be as follows:

	2011 £m		2010 £m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit	(120)	(60)	(103)	(52)
Related deferred tax (where applicable)	24	12	10	5
Net effect on profit and shareholders' equity	(96)	(48)	(93)	(47)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

iii     Currency translation
Consistent with the Group's accounting policies, the profits of the Asian insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2011	2010	2011	2010
	£m	£m	£m	£m
Profit before tax attributable to shareholders note (i)	(57)	(65)	70	80
Profit for the year	(46)	(58)	56	71
Shareholders' equity, excluding goodwill, attributable to Asian operations	(228)	(193)	278	236

Note
(i) Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

d Asset management operations
i Currency translation
Consistent with the Group's accounting policies, the profits of  Eastspring Investments and asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the most significant operations are shown in note 6.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £9 million (2010: £9 million) and £30 million (2010: £28 million) respectively.

ii       Sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of the Group's asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2011 by asset management operations were £1,842 million (2010: £1,574 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. The Group's asset management operations do not hold significant investments in property or equities.

e          Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rate and inflation rate. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £75 million.

3       Insurance and lapse risk
The features described above cover the main sensitivities of shareholders' profit and loss and equity for market and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders' share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

By contrast, Group IFRS operating profit is particularly sensitive to longevity outlook that results in changes of assumption for the UK shareholder-backed annuity business.

Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

In Asia adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through monthly monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, e.g. surrender charges.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

Correlation across geographic regions
•	Financial risk factors
•	Non-financial risk factors

Correlation across risk factors
•	Longevity risk
•	Expenses
•	Persistency
•	Other risks

The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

Z Share capital, share premium and own shares

	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,455,227	-	13
Shares issued in lieu of cash dividends	10,911,808	-	62
Reserve movements in respect of shares issued in lieu of cash dividends	-	-	(62)
At 31 December 2010	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	-	17
At 31 December 2011	2,548,039,330	127	1,873

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account. Shares issued in lieu of cash dividends in 2010 were considered to take the legal form of bonus issue shares and were accounted for as such.

At 31 December 2011, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2011	13,329,709	288p	572p	2017
31 December 2010	12,802,482	288p	572p	2016

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

The cost of own shares of £109 million as at 31 December 2011 (2010: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2011, 8.1 million (2010: 4.5 million) Prudential plc shares with a market value of £52 million (2010: £30 million) were held in such trusts. Of this total, 8.0 million (2010: 4.4 million) shares were held in trusts under employee incentive plans.

In 2011, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares Purchased (in millions)*	Cost £m
2011	8.2	54.7
2010	5.7	32.2
*The maximum number of shares held in 2011 was 8.1 million which was at the end of the period.

Of the total shares held in trust 0.1 million (2010: 0.1 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The shares purchased each month are as follows:
		Share Price
2011	Number of shares	Low	High	Cost
		£	£	£
January	12,723	6.83	6.83	86,834
February	11,688	7.13	7.13	83,376
March	2,106,702	7.04	7.14	15,253,240
April	263,361	7.40	7.49	1,960,300
May	174,614	7.46	7.53	1,307,410
June	1,418,209	7.07	7.18	10,141,069
July	98,334	6.89	7.34	683,084
August	1,520,620	5.77	6.32	9,051,804
September	19,273	5.85	6.00	115,022
October	15,385	6.07	6.07	93,310
November	110,951	6.15	6.33	692,501
December	2,456,692	6.07	6.55	15,226,106
2011 Total	8,208,552			54,694,056

The shares purchased each month are as follows:
		Share Price
2010	Number of shares	Low	High	Cost
		£	£	£
January	9,338	6.38	6.38	59,530
February	11,638	5.68	5.68	66,046
March	3,908,274	5.16	6.09	20,884,460
April	11,129	5.63	5.63	62,601
May	14,638	5.59	5.59	81,753
June	190,991	5.26	5.66	1,075,712
July	13,457	5.14	5.14	69,102
August	10,016	5.86	5.86	58,644
September	13,727	5.25	5.84	78,539
October	11,634	6.37	6.37	74,108
November	385,321	5.74	6.49	2,244,770
December	1,153,611	6.04	6.65	7,445,358
2010 Total	5,733,774			32,200,623

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2011 was 8.6 million (2010: 9.8 million) and the cost of acquiring these shares of £52 million (2010: £47 million) is included in the cost of own shares. The market value of these shares as at 31 December 2011 was £54 million (2010: £65 million).

During 2011, these funds made net disposals of 1,171,635 Prudential shares (2010: net disposals of 833,618) for a net increase of £4.8 million to book cost (2010: net decrease of £3 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2011 or 2010.

AA  Acquisition of subsidiaries

The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, made acquisitions during the period. These were acquisitions for a 100 per cent interest of Earth & Wind Energias Renovables S.L., a company which invests in solar panel parks, in March 2011 and a 100 per cent interest of Alticom Holdings B.V., a company investing in telecommunication towers, in June 2011. The Earth & Wind portfolio of solar panel parks was further expanded with the acquisition of a 100 per cent interest in Promociones Fotovoltaicas Betula SL, Promociones Fotovoltaicas Castanea SL, Promociones Fotovoltaicas Corylus SL and Promociones Fotovoltaicas Fagus SL in July 2011 and a 50 per cent controlling interest in Sarinena Solar S.L in October 2011.

As these transactions are within the with-profits fund, they have no impact on shareholders' profit or equity for the year ended 31 December 2011. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2011, the revenue and profit of the Group for the year ended 31 December 2011 would not have been materially different.

A summary of the consideration, goodwill and net assets acquired relating to these four acquisitions is provided in the table below:

2011
Total
£m
Cash consideration paid	67
Net assets acquired:
Property, plant and equipment	190
Other non-investment and non-cash assets	16
Cash and cash equivalents	14
Borrowings attributable to with-profits funds	(114)
Derivative liabilities	(2)
Other non-insurance liabilities	(49)
Fair value of net assets acquired	55
Total goodwill arising on acquisition attributable to the with-profits fund	12

The acquisition costs associated with these transactions were expensed as incurred and totalled less than £1.7 million.
Goodwill represents management's expectation of future income streams and is not allowable for tax.

AB  Associates and joint ventures

The Group had one associate at 31 December 2011 (31 December 2010: three) that was accounted for under the equity method.  The Group's share of the profit and loss of this associate during the period was a loss of £3 million (full year 2010: a loss of £6 million). This is reflected in the Group's profit after tax attributable to equity holders during the period.

In addition to the above the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits funds where the Group has significant influence.

The Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China (Hong Kong)
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

In addition, the Group has joint ventures relating to property investments with a 50 per cent interest, which are also accounted for using proportionate consolidation.

Joint ventures contributed £54 million (31 December 2010: £60 million) to profit after tax attributable to equity holders during the period.

AC Contingencies

An update to the Group's contingencies which has occurred since 31 December 2010 is set out below.

Unclaimed Property Provision
Jackson has received industry-wide regulatory enquiries with respect to claims settlement practices and compliance with unclaimed property laws. To date, only one state (New York) has requested a formal search for potential unreported claims. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds (i.e. reversion of funds to the state) deemed abandoned under state laws, administrative penalties and changes in Jackson's procedures for the identification of unreported claims and handling of escheatable property. Based on its current analysis, at 31 December 2011, Jackson accrued £16 million for these unreported claims. Additionally, regulators and state legislators are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Currently, there does not appear to be a consensus among state insurance regulators and state unclaimed property administrators regarding a life insurer's obligations in connection with identifying unreported deaths of its policy and contract holders.

The Group is involved in other litigation and regulatory issues. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

AD    Post balance sheet events

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash.  Following these transactions M&G's holding in the majority of the business reduced from 75 per cent to 47 per cent. Under IFRS requirements the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value. As a consequence of the IFRS application, the transactions give rise to a gain on dilution of approximately £40 million. This amount will be accounted for in the Group 2012 supplementary analysis of profit as a gain on dilution excluded from the Group's IFRS operating profit based on longer-term investment returns.

Additional Unaudited Financial Information (IFRS, New Business and Value of in-force)

1	Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
iii	With-profits business represents the shareholders' transfer from the with-profits fund in the period.
iv	Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.
v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.
vi
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (e.g. investment expenses are netted off investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source
	2011
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	88	730	247	-	1,065
Fee income	131	680	59	-	870
With-profits	38	-	293	-	331
Insurance margin	477	232	27	-	736
Margin on revenues	1,199	-	226	-	1,425
Expenses
Acquisition costs	(766)	(890)	(127)	-	(1,783)
Administration expenses	(503)	(412)	(128)	-	(1,043)
DAC adjustments	14	271	(5)	-	280
Expected return on shareholder assets	26	83	91	-	200
Long-term business operating profit	704	694	683	-	2,081
Asset management operating profit	80	24	357	-	461
GI commission	-	-	40	-	40
RPI to CPI inflation measure change on defined benefit schemes	-	-	-	42	42
Other income and expenditure*	-	-	-	(554)	(554)
Total operating profit based on longer-term investment returns	784	718	1,080	(512)	2,070
*Including restructuring and Solvency II implementation costs.

			2010 **
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	70	692	251	-	1,013
Fee income	122	506	60	-	688
With-profits	32	-	310	-	342
Insurance margin	392	188	12	-	592
Margin on revenues	1,018	-	194	-	1,212
Expenses
Acquisition costs	(656)	(851)	(138)	-	(1,645)
Administration expenses	(467)	(344)	(113)	-	(924)
DAC adjustments	2	517	(1)	-	518
Expected return on shareholder assets	19	125	98	-	242
Long-term business operating profit	532	833	673	-	2,038
Asset management operating profit	72	22	284	-	378
GI commission	-	-	46	-	46
Other income and expenditure*	-	-	-	(521)	(521)
Total operating profit based on longer-term investment returns	604	855	1,003	(521)	1,941
* Including restructuring and Solvency II implementation costs.

**Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line in 2011, consistent with associate accounting principles. 2010 has been amended in light of this change.

Margin analysis of long-term insurance business
The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group's average policyholder liability balances are given in note X.

				Total
		2011			2010 **
		Average			Average
	Profit	Liability *	Margin	Profit	Liability *	Margin
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	1,065	57,417	185	1,013	53,894	188
Fee income	870	68,298	127	688	56,822	121
With-profits	331	93,056	36	342	89,693	38
Insurance margin	736			592
Margin on revenues	1,425			1,212
Expenses
Acquisition costs**	(1,783)	3,681	(48)%	(1,645)	3,492	(47)%
Administration expenses	(1,043)	125,715	(83)	(924)	110,716	(83)
DAC adjustments	280			518
Expected return on shareholder assets	200			242
Operating profit	2,081			2,038

*     The average liability balance is generally calculated as the average of the opening and closing liability balances as this is seen as a good proxy for average balances throughout the year. Given the volatility in the year, the calculation of average liabilities has been refined for Jackson in two ways: (i) the average for both the general and the separate account balances is now derived from month-end balances throughout the year as opposed to opening and closing balances only, and (ii) liabilities held in the general account for variable annuity living and death guaranteed benefits have been excluded from the calculation of the average as no spread income is earned on these balances. The 2010 balances for Jackson have been amended for consistency albeit impacts are minimal.

**   The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales and Japan (2011: £nil; 2010: £7 million). Acquisition costs include only those relating to shareholders.

*** Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. The UK's 2010 analysis has been amended in light of this change.

				Asia
		2011			2010
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	88	5,623	157	70	4,393	159
Fee income	131	12,370	106	122	11,222	109
With-profits	38	11,775	32	32	10,135	32
Insurance margin	477			392
Margin on revenues	1,199			1,018
Expenses
Acquisition costs*	(766)	1,660	(46)%	(656)	1,508	(44)%
Administration expenses	(503)	17,993	(280)	(467)	15,615	(299)
DAC adjustments	14			2
Expected return on shareholder assets	26			19
Operating profit	704			532

* The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales and Japan (2011: £nil; 2010: £7 million). Acquisition costs include only those relating to shareholders.

Analysis of Asian IFRS operating profit drivers

•
Spread income has increased by £18 million from £70 million in 2010 to £88 million in 2011, an increase of 26 per cent that predominantly reflects the growth of the Asian non-linked policyholder liabilities.

•
Fee income has increased by £9 million from £122 million in 2010 to £131 million in 2011, broadly in line with the movement in unit-linked liabilities following continued positive net flows into unit linked business.

•
Insurance margin has increased by £85 million from £392 million in 2010 to £477 million in 2011 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. 2011 includes £38 million (2010: £19 million) of non-recurring items reflecting assumption changes and other items that are not expected to reoccur in future periods.

•
Margin on revenues has increased by £181 million to £1,199 million in 2011 reflecting the on-going growth in the size of the portfolio. During the year the new business mix has moved towards those countries that levy higher premium charges (e.g. Indonesia).

•
Acquisition costs have increased by 17 per cent from £656 million in 2010 to £766 million in 2011, ahead of the 10 per cent increase in sales. This trend is distorted by the changes in country mix, particularly by the reduction of sales in India. Excluding India, acquisition costs were 21 per cent higher compared to a 18 per cent increase in sales. The analysis above use shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 59 per cent (2010: 53 per cent). (Excluding India 2011: 61 per cent, 2010: 58 per cent).

•
Administration expenses have increased from £467 million in 2010 to £503 million in 2011. The administration expense ratio has improved from 299 bps in 2010 to 280 bps in 2011 as we continue to see the benefits of operational leverage.

•	Expected return on shareholder assets has increased by £7 million to £26 million principally reflecting higher shareholder assets and lower investment expenses in the period.

				US
		2011			2010
		Average			Average
	Profit	Liability*	Margin	Profit	Liability*	Margin
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	730	28,274	258	692	28,532	243
Fee income	680	34,452	197	506	25,247	200
With-profits	-			-
Insurance margin	232			188
Margin on revenues	-			-
Expenses
Acquisition costs**	(890)	1,275	(70)%	(851)	1,164	(73)%
Administration expenses	(412)	62,726	(66)	(344)	53,779	(64)
DAC adjustments	271			517
Expected return on shareholder assets	83			125
Operating profit	694			833

*     The average liability balance is generally calculated as the average of the opening and closing liability balances as this is seen as a good proxy for average balances throughout the year. Given the volatility in the year, the calculation of average liabilities has been refined for Jackson in two ways: (i) the average for both the general and the separate account balances is now derived from month-end balances throughout the year as opposed to opening and closing balances only, and (ii) liabilities held in the general account for variable annuity living and death guaranteed benefits have been excluded from the calculation of the average as no spread income is earned on these balances. The 2010 balances have been amended for consistency albeit impacts are minimal.

** The ratio for acquisition costs is calculated as a percentage of total APE.

Analysis of US IFRS operating profit drivers

•
Spread income benefited by £113 million in 2011 from the effect of transactions entered into in 2011 and 2010 to more closely match the overall asset and liability duration (2010: £108 million). Excluding this effect, the spread margin would have been 218 bps (2010: 205 bps). The reported spread margin increased from 243 bps in 2010 to 258 bps in 2011. This is despite the downward pressure on yields caused by the low interest rate environment, the effect of which continues to be mitigated by reductions in crediting rates.

•
Fee income has increased by 34 per cent to £680 million in 2011, broadly in line with the growth in separate account balances. The growth in account balances during 2011 reflected the strong net flows from variable annuity business.

•
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees have primarily resulted in an improvement in the margin from £188 million in 2010 to £232 million in 2011.

•
Acquisition costs have increased in absolute terms compared to 2010 due largely to the significant increase in sales volumes. However, acquisition costs as a percentage of total APE is slightly lower at 70 per cent in 2011, with the decrease attributable to a reduced rate of marketing costs and lower average commissions.

•
 Administration expenses increased to £412 million in 2011 compared to £344 million in 2010, primarily as a result of higher asset based commission paid on the larger 2011 separate account balance. These asset based commissions paid upon policy anniversary dates are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fees. The administration cost was marginally higher at 66 bps (2010: 64 bps). Excluding trail commission amounts, the resulting administration expense ratio would be 46 bps (2010: 48 bps).

•
DAC adjustments decreased by £246 million to £271 million in 2011 compared to £517 million in 2010. This mainly reflects additional DAC amortisation of approximately £166 million related to the reversal of the benefit received in 2008 from the mean reversion formula as well as accelerated DAC amortisation of £66 million as separate account returns were lower than 2010.

				UK
		2011			2010 **
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	247	23,520	105	251	20,969	120
Fee income	59	21,476	27	60	20,353	29
With-profits	293	81,281	36	310	79,558	39
Insurance margin	27			12
Margin on revenues	226			194
Expenses
Acquisition costs*	(127)	746	(17)%	(138)	820	(17)%
Administration expenses	(128)	44,996	(28)	(113)	41,322	(27)
DAC adjustments	(5)			(1)
Expected return on shareholder assets	91			98
Operating profit	683			673
* The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

** Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line in 2011, consistent with associate accounting principles. 2010 has been amended in light of this change.

Analysis of UK IFRS operating profit drivers

•
Spread income remains broadly unchanged from 2010 at £247 million (2010: £251 million). The margin has fallen from 120 bps to 105 bps principally due to 2010 benefiting from higher bulk annuity sales, partly offset by the benefit of portfolio restructuring undertaken in the year and higher yields being achieved on new individual annuity business.

•	Insurance margin has increased from £12 million in 2010 to £27 million in 2011, principally driven by an improvement in the profitability of PruHealth and PruProtect.

•
 Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Higher amounts were recorded in 2011 (£226 million) compared to 2010 (£194 million) reflecting higher sundry income and an increase in premiums from shareholder-backed retail business in 2011 as compared to 2010.

•	Acquisition costs as a percentage of new business sales has remained constant with 2010 at 17 per cent.

The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 33 per cent in 2011 (30 per cent in 2010), due in part to the beneficial effect in 2010 of the higher level of bulk annuity transactions, which had a relatively modest level of acquisition costs.

•
Administration expenses have increased by £15 million to £128 million in 2011 primarily as a result of increased project expenditure, resulting in a marginally higher administration expense ratio of 28 bps in 2011 (2010: 27 bps).

•	Expected return on shareholder asset has fallen from £98 million in 2010 to £91 million in 2011 following a reduction in assumed longer-term yields on assets backing shareholder capital.

2          Asian operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asian operations are analysed as follows:

	2011	2010
	£m	£m
China	11	5
Hong Kong	69	51
India	43	24
Indonesia	212	157
Japan	2	(6)
Korea	17	12
Malaysia	104	97
Philippines	5	2
Singapore	167	129
Taiwan bancassurance business	1	(4)
Thailand	4	2
Vietnam	35	43
Other	1	5
Non-recurrent itemsnote (ii)	38	19
Total insurance operations note (i)	709	536
Development expenses	(5)	(4)
Total long-term business operating profit	704	532
Eastspring Investments	80	72
Total Asian operations	784	604

Notes
(i) Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2011	2010
	£m	£m
New business strain (excluding Japan)	(54)	(56)
Japan	-	(1)
New business strain (including Japan)	(54)	(57)
Business in force	763	593
Total	709	536

(ii) Non-recurrent items of £38 million in 2011 (2010: £19 million) represents a small number of items that are not anticipated to re-occur in subsequent periods.

(iii) The IFRS new business strain corresponds to approximately three per cent of new business APE premiums for 2011 (2010: approximately four per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

3 Analysis of asset management operating profit based on longer-term investment returns

	2011
	M&G(i)	Eastspring Investments(i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	706	196	122	249	1,273
Performance-related fees	21	6	-	-	27
Operating income*	727	202	122	249	1,300
Operating expense	(426)	(122)	(66)	(225)	(839)
Operating profit based on longer-term investment returns	301	80	56	24	461
Average funds under management (FUM)**	£199.8 bn	£51.1 bn
Margin based on operating income**	36 bps	40 bps
Cost / income ratio***	60%	62%
	2010
	M&G(i)	Eastspring Investments(i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	615	185	88	229	1,117
Performance-related fees	17	6	-	-	23
Operating income*	632	191	88	229	1,140
Operating expense	(386)	(119)	(50)	(207)	(762)
Operating profit based on longer-term investment returns	246	72	38	22	378
Average funds under management (FUM)**	£186.5 bn	£47.2 bn

Margin based on operating income**	34 bps	40 bps
Cost / income ratio***	63%	64%

(i) M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income*							Operating income*
	Retail	Margin of FUM**‡	Institu- tional+	Margin of FUM**	Total	Margin of FUM**		Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2011	416	96	311	20	727	36	2011	120	64	82	25	202	40
2010	345	93	287	19	632	34	2010	119	62	71	26	191	40

* Operating income is net of commissions and includes performance related fees, and for M&G carried interest on private equity investments.

**  Margin represents operating income as a proportion of the related funds under management (FUM). Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***Cost / income ratio is calculated as cost as a percentage of income excluding performance related fees.
† Institutional includes internal funds.

‡    As noted above, the margins on operating income are based on the average of the opening and closing FUM balances.  For M&G, if a monthly average FUM had been used, the retail margins would have been 95 bps for 2011 and 2010.

4          IFRS shareholders' funds summary by business unit and net asset value per share

I	Shareholders' fund summary

		2011	2010
		£m	£m
	Asian operations
	Insurance operations
	Net assets of operation	2,114	1,913
	Acquired goodwill	235	236
	Total	2,349	2,149
	Eastspring Investments
	Net assets of operation	211	197
	Acquired goodwill	61	61
	Total	272	258
	Total	2,621	2,407

	US operations
	Jackson (net of surplus note borrowings)	4,271	3,815
	Broker-dealer and asset management operations:
	Net assets of operation	113	106
	Acquired goodwill	16	16
	Total	129	122
	Total	4,400	3,937

	UK operations
	Insurance operations
	Long-term business operations	2,552	2,115
	Other	29	33
	Total	2,581	2,148
	M&G
	Net assets of operation	229	254
	Acquired goodwill	1,153	1,153
	Total	1,382	1,407
	Total	3,963	3,555

	Other operations
	Holding company net borrowings	(2,001)	(2,035)
	Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	(5)	(10)
	Other net assets	139	177
	Total	(1,867)	(1,868)
	Total of all operations	9,117	8,031

ii	Net asset value per share
		2011	2010
		£m	£m

Closing shareholders' equity		9,117	8,031
Net asset value per share attributable to equity shareholdersnote (i)		358 p	315 p

Note
(i) Based on the closing issued share capital as at 31 December 2011 of 2,548 million shares (2010: 2,546 million shares).

5     Funds under management

i        Summary

	2011	2010
	£bn	£bn
Business area
Asian operations	32.6	30.9
US operations	71.9	63.6
UK operations	146.3	145.2
Internal funds under management	250.8	239.7
External funds note (i)	99.8	100.4
Total funds under management	350.6	340.1

Note

(i)      External funds shown above for 2011 of £99.8 billion (2010: £100.4 billion) comprise £111.2 billion (2011: £111.4 billion) in respect of investment products, as published in the New Business schedules (see schedule 7) less £11.4 billion (2010: £11.0 billion) that are classified within internal funds.

(ii) Internal funds under management - analysis by business area

	Asian operations		US operations		UK operations		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment propertiesnote (i)	-	-	0.1	0.1	10.9	11.5	11.0	11.6
Equity securities	12.0	14.5	38.1	31.5	37.3	40.7	87.4	86.7
Debt securities	17.7	14.1	27.0	26.4	79.8	75.9	124.5	116.4
Loans and receivables	2.4	1.3	4.3	4.2	13.7	3.8	20.4	9.3
Other investments	0.5	1.0	2.4	1.4	4.6	13.3	7.5	15.7
Total	32.6	30.9	71.9	63.6	146.3	145.2	250.8	239.7

Note

(i)      As included in the investments section of the consolidated statement of financial position at 31 December 2011 except for £0.2 billion (2010: £0.4 billion) investment properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

6 Effect of foreign currency translation on results

i Rates of exchange

The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

The following translation rates have been applied:

	Closing	Average	Closing	Average
Local currency: £	2011	2011	2010	2010
Hong Kong	12.07	12.48	12.17	12.01
Indonesia	14,091.80	14,049.41	14,106.51	14,033.41
Malaysia	4.93	4.90	4.83	4.97
Singapore	2.02	2.02	2.01	2.11
India	82.53	74.80	70.01	70.66
Vietnam	32,688.16	33,139.22	30,526.26	29,587.63
USA	1.55	1.60	1.57	1.55

ii Effect of rate movements on results

	As published 2011 note (i)	Memorandum 2010 note (i)
IFRS basis results	£m	£m
Asian operations:
Long-term operations	709	533
Development expenses	(5)	(4)
Total Asian insurance operations after development costs	704	529
Eastspring Investments	80	73
Total Asia operations	784	602
US operations
Jackson	694	803
Broker-dealer, asset management and Curian operations	24	21
Total US operations	718	824
UK operations
Long-term business	683	673
General insurance commission	40	46
Total UK insurance operations	723	719
M&G	357	284
Total UK operations	1,080	1,003
Total segment profit	2,582	2,429
Other income and expenditure	(483)	(449)
RPI to CPI inflation measure change on defined benefit pension schemes	42	-
Solvency II implementation costs	(55)	(45)
Restructuring costs	(16)	(26)
Operating profit based on longer-term investment returns	2,070	1,909
Shareholders' equity	9,117	8,007

	As published 2011 note (i)	Memorandum 2010 (notes (i) and (ii))
EEV basis results	£m	£m
Asian operations:
New business:
Excluding Japan	1,076	900
Japan	-	(1)
Total	1,076	899
Business in force	688	539
Long-term operations	1,764	1,438
Eastspring Investments	80	73
Development expenses	(5)	(4)
Total Asia operations	1,839	1,507
US operations
New business	815	734
Business in force	616	672
Jackson	1,431	1,406
Broker-dealer, asset management and Curian operations	24	21
Total US operations	1,455	1,427
UK operations
New business	260	365
Business in force	593	571
Long-term business	853	936
General insurance commission	40	46
Total insurance	893	982
M&G	357	284
Total UK operations	1,250	1,266
Other income and expenditure	(536)	(493)
RPI to CPI inflation measure change on defined benefit pension schemes	45	-
Solvency II implementation costs	(56)	(46)
Restructuring costs	(19)	(28)
Operating profit based on longer-term investment returns	3,978	3,633
Shareholders' funds	19,637	18,135

Notes
(i)	The 'as published' operating profit for 2011 and 'memorandum' operating profit for 2010 have been calculated by applying average 2011 exchange rates (CER).
The 'as published' shareholders' funds for 2011 and memorandum' shareholders' funds for 2010 have been calculated by applying closing period end 2011 exchange rates.

7           New Business Schedules

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as insurance refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Notes to Schedules 7(a) - 7(f)

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is 1.60.
(1b)	Insurance and investment new business for overseas operations for 2010 has been calculated using constant exchange rates. The applicable rate for Jackson is 1.60.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

Schedule 7(a) - Reported Exchange Rates
Prudential plc - NEW BUSINESS -2011
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP
	2011	2010		2011	2010		2011	2010		2011	2010	+/-
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	(%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex India(1a) (7)	1,321	1,019	30%	1,426	1,211	18%	1,559	1,313	19%	8,444	6,911	22%
India(1a) (7) (5)	135	85	59%	88	180	(51%)	101	188	(46%)	466	582	(20%)
Asia	1,456	1,104	32%	1,514	1,391	9%	1,660	1,501	11%	8,910	7,493	19%
US(1a) (7)	12,562	11,417	10%	19	22	(14%)	1,275	1,164	10%	12,720	11,572	10%
UK	4,871	5,656	(14%)	259	254	2%	746	820	(9%)	6,111	6,842	(11%)
Group Total	18,889	18,177	4%	1,792	1,667	7%	3,681	3,485	6%	27,741	25,907	7%
Group Total - ex India	18,754	18,092	4%	1,704	1,487	15%	3,580	3,297	9%	27,275	25,325	8%

Asian Insurance Operations(1a) (7)
Hong Kong	180	107	68%	313	276	13%	331	287	15%	2,023	1,693	19%
Indonesia	250	141	77%	338	269	26%	363	283	28%	1,435	1,011	42%
Malaysia	79	58	36%	215	198	9%	223	204	9%	1,225	1,153	6%
Philippines	95	64	48%	20	17	18%	30	23	30%	153	108	42%
Singapore	371	318	17%	198	143	38%	235	175	34%	1,855	1,357	37%
Thailand	11	15	(27%)	26	25	4%	27	26	4%	102	100	2%
Vietnam	1	1	-	42	41	2%	42	41	2%	143	148	(3%)
SE Asia Operations inc. Hong Kong	987	704	40%	1,152	969	19%	1,251	1,039	20%	6,936	5,570	25%
China(8)	46	103	(55%)	54	48	13%	59	58	2%	294	336	(13%)
Korea	71	66	8%	94	89	6%	101	96	5%	542	486	12%
Taiwan	217	146	49%	126	105	20%	148	120	23%	672	519	29%
Total Asia Operations - ex India	1,321	1,019	30%	1,426	1,211	18%	1,559	1,313	19%	8,444	6,911	22%
India(1a) (7) (5)	135	85	59%	88	180	(51%)	101	188	(46%)	466	582	(20%)
Total Asia Operations	1,456	1,104	32%	1,514	1,391	9%	1,660	1,501	11%	8,910	7,493	19%

US Insurance Operations(1a) (7)
Fixed Annuities	472	836	(44%)	-	-	N/A	47	84	(44%)	472	836	(44%)
Fixed Index Annuities	934	1,089	(14%)	-	-	N/A	93	109	(15%)	934	1,089	(14%)
Life	10	11	(9%)	19	22	(14%)	20	23	(13%)	168	166	1%
Variable Annuities	10,909	9,481	15%	-	-	N/A	1,091	948	15%	10,909	9,481	15%
Wholesale	237	-	N/A	-	-	N/A	24	-	N/A	237	-	N/A
Total US Insurance Operations	12,562	11,417	10%	19	22	(14%)	1,275	1,164	10%	12,720	11,572	10%

UK & Europe Insurance Operations
Direct and Partnership Annuities	328	593	(45%)	-	-	N/A	33	59	(44%)	328	593	(45%)
Intermediated Annuities	241	221	9%	-	-	N/A	24	22	9%	241	221	9%
Internal Vesting Annuities	1,223	1,235	(1%)	-	-	N/A	122	124	(2%)	1,223	1,235	(1%)
Total Individual Annuities	1,792	2,049	(13%)	-	-	N/A	179	205	(13%)	1,792	2,049	(13%)
Corporate Pensions	184	228	(19%)	215	198	9%	233	221	5%	1,224	1,099	11%
On-shore Bonds	1,779	1,660	7%	-	-	N/A	178	166	7%	1,781	1,660	7%
Other Products	780	774	1%	44	56	(21%)	122	133	(8%)	978	1,089	(10%)
Wholesale	336	945	(64%)	-	-	N/A	34	95	(64%)	336	945	(64%)
Total UK & Europe Insurance Ops	4,871	5,656	(14%)	259	254	2%	746	820	(9%)	6,111	6,842	(11%)
Group Total	18,889	18,177	4%	1,792	1,667	7%	3,681	3,485	6%	27,741	25,907	7%
Group Total - ex India	18,754	18,092	4%	1,704	1,487	15%	3,580	3,297	9%	27,275	25,325	8%

The Prudential's European operation is based in Ireland and sells products into Jersey, Guernsey, Isle of Man, Gibraltar, Cyprus, Malta, Belgium, Spain and UK.

Schedule 7(b) - Current Exchange Rates
Prudential plc - NEW BUSINESS -2011
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP
	2011	2010		2011	2010		2011	2010		2011	2010
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	(%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex India(1b) (7)	1,321	1,037	27%	1,426	1,209	18%	1,559	1,313	19%	8,444	6,930	22%
India(1b) (7) (5)	135	80	69%	88	170	(48%)	101	178	(43%)	466	550	(15%)
Asia	1,456	1,117	30%	1,514	1,379	10%	1,660	1,491	11%	8,910	7,480	19%
US(1b) (7)	12,562	11,003	14%	19	21	(10%)	1,275	1,121	14%	12,720	11,153	14%
UK	4,871	5,656	(14%)	259	254	2%	746	820	(9%)	6,111	6,842	(11%)
Group Total	18,889	17,776	6%	1,792	1,654	8%	3,681	3,432	7%	27,741	25,475	9%
Group Total - ex India	18,754	17,696	6%	1,704	1,484	15%	3,580	3,254	10%	27,275	24,925	9%

Asian Insurance Operations(1b) (7)
Hong Kong	180	103	75%	313	266	18%	331	276	20%	2,023	1,629	24%
Indonesia	250	140	79%	338	269	26%	363	283	28%	1,435	1,010	42%
Malaysia	79	59	34%	215	201	7%	223	207	8%	1,225	1,170	5%
Philippines	95	65	46%	20	17	18%	30	23	30%	153	108	42%
Singapore	371	332	12%	198	149	33%	235	183	28%	1,855	1,418	31%
Thailand	11	15	(27%)	26	25	4%	27	26	4%	102	100	2%
Vietnam	1	1	0%	42	37	14%	42	37	14%	143	132	8%
SE Asia Operations inc. Hong Kong	987	715	38%	1,152	964	20%	1,251	1,035	21%	6,936	5,567	25%
China(8)	46	104	(56%)	54	48	13%	59	59	0%	294	339	(13%)
Korea	71	67	6%	94	89	6%	101	96	5%	542	488	11%
Taiwan	217	151	44%	126	108	17%	148	123	20%	672	536	25%
Total Asia Operations - ex India	1,321	1,037	27%	1,426	1,209	18%	1,559	1,313	19%	8,444	6,930	22%
India(1b) (7) (5)	135	80	69%	88	170	(48%)	101	178	(43%)	466	550	(15%)
Total Asia operations	1,456	1,117	30%	1,514	1,379	10%	1,660	1,491	11%	8,910	7,480	19%

US Insurance Operations(1b) (7)
Fixed Annuities	472	806	(41%)	-	-	N/A	47	81	(42%)	472	806	(41%)
Fixed Index Annuities	934	1,049	(11%)	-	-	N/A	93	105	(11%)	934	1,049	(11%)
Life	10	10	0%	19	21	(10%)	20	21	(5%)	168	160	5%
Variable Annuities	10,909	9,138	19%	-	-	N/A	1,091	914	19%	10,909	9,138	19%
Wholesale	237	-	N/A	-	-	N/A	24	-	N/A	237	-	N/A
Total US Insurance Operations	12,562	11,003	14%	19	21	(10%)	1,275	1,121	14%	12,720	11,153	14%

UK & Europe Insurance Operations
Direct and Partnership Annuities	328	593	(45%)	-	-	N/A	33	59	(44%)	328	593	(45%)
Intermediated Annuities	241	221	9%	-	-	N/A	24	22	9%	241	221	9%
Internal Vesting Annuities	1,223	1,235	(1%)	-	-	N/A	122	124	(2%)	1,223	1,235	(1%)
Total Individual Annuities	1,792	2,049	(13%)	-	-	N/A	179	205	(13%)	1,792	2,049	(13%)
Corporate Pensions	184	228	(19%)	215	198	9%	233	221	5%	1,224	1,099	11%
On-shore Bonds	1,779	1,660	7%	-	-	N/A	178	166	7%	1,781	1,660	7%
Other Products	780	774	1%	44	56	(21%)	122	133	(8%)	978	1,089	(10%)
Wholesale	336	945	(64%)	-	-	N/A	34	95	(64%)	336	945	(64%)
Total UK & Europe Insurance Ops	4,871	5,656	(14%)	259	254	2%	746	820	(9%)	6,111	6,842	(11%)
Group Total	18,889	17,776	6%	1,792	1,654	8%	3,681	3,432	7%	27,741	25,475	9%
Group Total - ex India	18,754	17,696	6%	1,704	1,484	15%	3,580	3,254	10%	27,275	24,925	9%

Schedule 7(c) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex India(1a)(7)	286	308	305	414	336	360	378	485
India(1a)(7) (5)	73	46	48	21	31	16	26	28
Asia	359	354	353	435	367	376	404	513
US(1a)(7)	255	305	290	314	322	350	316	287
UK	193	189	166	272	199	210	160	177
Group Total	807	848	809	1,021	888	936	880	977
Group Total - ex India	734	802	761	1,000	857	920	854	949

Asian Insurance Operations(1a)(7)
Hong Kong	68	62	65	92	77	74	78	102
Indonesia	61	68	59	95	74	84	81	124
Malaysia	36	41	52	75	44	47	59	73
Philippines	5	5	6	7	6	8	8	8
Singapore	33	42	43	57	47	56	60	72
Thailand	5	8	7	6	5	6	9	7
Vietnam	8	10	10	13	8	11	10	13
SE Asia Operations inc. Hong Kong	216	236	242	345	261	286	305	399
China(8)	14	13	15	16	18	17	11	13
Korea	22	24	23	27	28	27	26	20
Taiwan	34	35	25	26	29	30	36	53
Total Asian Insurance Operations - ex India	286	308	305	414	336	360	378	485
India(1a)(7) (5)	73	46	48	21	31	16	26	28
Total Asian Insurance Operations	359	354	353	435	367	376	404	513

US Insurance Operations(1a)(7)
Fixed Annuities	18	24	24	18	13	10	10	14
Fixed Index Annuities	30	30	24	25	20	22	26	25
Life	6	5	6	6	5	6	5	4
Variable Annuities	201	246	236	265	284	305	262	240
Wholesale	-	-	-	-	-	7	13	4
Total US Insurance Operations	255	305	290	314	322	350	316	287

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10	8	8	6
Intermediated Annuities	6	6	5	5	5	7	6	6
Internal Vesting annuities	33	31	29	31	27	29	32	34
Total Individual Annuities	59	53	48	45	42	44	47	46
Corporate Pensions	60	62	48	51	78	69	43	43
On-shore Bonds	33	36	41	56	43	41	43	51
Other Products	40	38	27	28	36	28	27	31
Wholesale	1	-	2	92	-	28	-	6
Total UK & Europe Insurance Operations	193	189	166	272	199	210	160	177
Group Total	807	848	809	1,021	888	936	880	977
Group Total - ex India	734	802	761	1,000	857	920	854	949

Schedule 7(d) - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex India(1b)(7)	293	300	306	414	336	360	378	485
India(1b) (7) (5)	70	41	47	20	31	16	26	28
Asia	363	341	353	434	367	376	404	513
US(1b) (7)	248	285	280	308	322	350	316	287
UK	193	189	166	272	199	210	160	177
Group Total	804	815	799	1,014	888	936	880	977
Group Total - ex India	734	774	752	994	857	920	854	949

Asian Insurance Operations(1b)(7)
Hong Kong	66	57	63	90	77	74	78	102
Indonesia	62	66	59	96	74	84	81	124
Malaysia	39	41	51	76	44	47	59	73
Philippines	5	5	6	7	6	8	8	8
Singapore	35	44	46	58	47	56	60	72
Thailand	6	7	7	6	5	6	9	7
Vietnam	7	9	9	12	8	11	10	13
SE Asia Operations inc. Hong Kong	220	229	241	345	261	286	305	399
China(8)	14	13	15	17	18	17	11	13
Korea	22	23	24	27	28	27	26	20
Taiwan	37	35	26	25	29	30	36	53
Total Asian Insurance Operations - ex India	293	300	306	414	336	360	378	485
India(1b) (7) (5)	70	41	47	20	31	16	26	28
Total Asian Insurance Operations	363	341	353	434	367	376	404	513

US Insurance Operations(1b) (7)
Fixed Annuities	18	22	23	18	13	10	10	14
Fixed Index Annuities	29	28	24	24	20	22	26	25
Life	6	5	5	5	5	6	5	4
Variable Annuities	195	230	228	261	284	305	262	240
Wholesale	-	-	-	-	-	7	13	4
Total US Insurance Operations	248	285	280	308	322	350	316	287

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10	8	8	6
Intermediated Annuities	6	6	5	5	5	7	6	6
Internal Vesting annuities	33	31	29	31	27	29	32	34
Total Individual Annuities	59	53	48	45	42	44	47	46
Corporate Pensions	60	62	48	51	78	69	43	43
On-shore Bonds	33	36	41	56	43	41	43	51
Other Products	40	38	27	28	36	28	27	31
Wholesale	1	-	2	92	-	28	-	6
Total UK & Europe Insurance Operations	193	189	166	272	199	210	160	177
Group Total	804	815	799	1,014	888	936	880	977
Group Total - ex India	734	774	752	994	857	920	854	949

Schedule 7(e) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2011
INVESTMENT OPERATIONS - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	89,780	96,746	96,015	104,451	111,374	112,807	115,216	107,056
Net Flows	1,203	3,173	1,802	2,712	1,633	1,660	(163)	1,376
- Gross Inflows	24,173	27,182	25,727	29,887	27,689	25,178	19,318	17,522
- Redemptions	(22,970)	(24,009)	(23,925)	(27,175)	(26,056)	(23,518)	(19,481)	(16,146)
Other Movements	5,763	(3,904)	6,634	4,211	(200)	749	(7,997)	2,737
Total Group Investment Operations	96,746	96,015	104,451	111,374	112,807	115,216	107,056	111,169

M&G

Retail
Opening FUM	31,059	34,069	33,724	38,232	42,506	44,018	45,603	41,427
Net Flows	1,454	1,922	1,742	2,298	1,310	1,486	(172)	1,271
- Gross Inflows	4,190	4,450	3,986	5,285	5,474	4,900	4,322	4,353
- Redemptions	(2,736)	(2,528)	(2,244)	(2,987)	(4,164)	(3,414)	(4,494)	(3,082)
Other Movements	1,556	(2,267)	2,766	1,976	202	99	(4,004)	1,530
Closing FUM	34,069	33,724	38,232	42,506	44,018	45,603	41,427	44,228

Institutional(4)
Opening FUM	39,247	42,155	41,946	44,694	46,820	47,364	47,747	45,921
Net Flows	435	863	(206)	597	367	(241)	(116)	480
- Gross Inflows	2,151	2,581	1,630	2,099	1,445	1,571	2,105	1,811
- Redemptions	(1,716)	(1,718)	(1,836)	(1,502)	(1,078)	(1,812)	(2,221)	(1,331)
Other Movements	2,473	(1,072)	2,954	1,529	177	624	(1,710)	1,319
Closing FUM	42,155	41,946	44,694	46,820	47,364	47,747	45,921	47,720
Total M&G Investment Operations	76,224	75,670	82,926	89,326	91,382	93,350	87,348	91,948

Eastspring Investments

Equity/Bond/Other(9)
Opening FUM	13,122	14,923	14,497	15,825	16,358	14,943	14,565	13,404
Net Flows	166	1,031	446	103	64	(272)	713	(252)
- Gross Inflows	1,713	3,414	3,248	3,423	2,031	1,911	2,088	1,147
- Redemptions	(1,547)	(2,383)	(2,802)	(3,320)	(1,967)	(2,183)	(1,375)	(1,399)
Other Movements	1,635	(1,457)	882	430	(1,479)	(106)	(1,874)	(145)
Closing FUM(6)	14,923	14,497	15,825	16,358	14,943	14,565	13,404	13,007

Third Party Institutional Mandates
Opening FUM	1,450	1,549	1,604	1,680	1,807	1,909	1,986	1,783
Net Flows	5	125	(39)	-	150	46	62	122
- Gross Inflows	12	137	14	12	236	100	84	227
- Redemptions	(7)	(12)	(53)	(12)	(86)	(54)	(22)	(105)
Other Movements	94	(70)	115	127	(48)	31	(265)	124
Closing FUM(6)	1,549	1,604	1,680	1,807	1,909	1,986	1,783	2,029

MMF
Opening FUM	4,902	4,050	4,244	4,020	3,883	4,573	5,315	4,521
Net Flows	(857)	(768)	(141)	(286)	(258)	641	(650)	(245)
- Gross Inflows	16,107	16,600	16,849	19,068	18,503	16,696	10,719	9,984
- Redemptions	(16,964)	(17,368)	(16,990)	(19,354)	(18,761)	(16,055)	(11,369)	(10,229)
Other Movements	5	962	(83)	149	948	101	(144)	(91)
Closing FUM(6)	4,050	4,244	4,020	3,883	4,573	5,315	4,521	4,185

Total Eastspring Investments	20,522	20,345	21,525	22,048	21,425	21,866	19,708	19,221

US
Curian Capital - FUM(6)	2,708	2,781	3,038	3,457	3,873	4,268	4,291	4,705

Schedule 7(f) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2011
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asian Insurance Operations - ex India	286	594	899	1,313	336	696	1,074	1,559
India	73	119	167	188	31	47	73	101
Total Asian Insurance Operations	359	713	1,066	1,501	367	743	1,147	1,660
Total US Insurance Operations	255	560	850	1,164	322	672	988	1,275
Total UK & Europe Insurance Operations	193	382	548	820	199	409	569	746
Group Total	807	1,655	2,464	3,485	888	1,824	2,704	3,681
Group Total - ex India	734	1,536	2,297	3,297	857	1,777	2,631	3,580

New business profit(2)
Total Asian Insurance Operations - ex India	170	372	588	864	207	455	704	1,056
India	13	24	33	38	6	10	15	20
Total Asian Insurance Operations	183	396	621	902	213	465	719	1,076
Total US Insurance Operations	175	361	532	761	220	458	622	815
Total UK & Europe Insurance Operations	69	135	192	365	65	146	194	260
Group Total	427	892	1,345	2,028	498	1,069	1,535	2,151
New business margin (% of APE)
Total Asian Insurance Operations - ex India	59%	63%	65%	66%	62%	65%	66%	68%
India	19%	20%	20%	20%	18%	21%	21%	20%
Total Asian Insurance Operations	51%	56%	58%	60%	58%	63%	63%	65%
Total US Insurance Operations	69%	64%	63%	65%	68%	68%	63%	64%
Total UK & Europe Insurance Operations	36%	35%	35%	45%	33%	36%	34%	35%
Group Total	53%	54%	55%	58%	56%	59%	57%	58%

PVNBP(3)
Total Asian Insurance Operations - ex India	1,389	2,987	4,613	6,911	1,761	3,690	5,865	8,444
India	192	329	458	582	174	249	356	466
Total Asian Insurance Operations	1,581	3,316	5,071	7,493	1,935	3,939	6,221	8,910
Total US Insurance Operations	2,538	5,569	8,457	11,572	3,206	6,689	9,858	12,720
Total UK & Europe Insurance Operations	1,557	3,081	4,463	6,842	1,551	3,264	4,603	6,111
Group Total	5,676	11,966	17,991	25,907	6,692	13,892	20,682	27,741
Group Total - ex India	5,484	11,637	17,533	25,325	6,518	13,643	20,326	27,275

New business profit(2)
Total Asian Insurance Operations - ex India	170	372	588	864	207	455	704	1,056
India	13	24	33	38	6	10	15	20
Total Asian Insurance Operations	183	396	621	902	213	465	719	1,076
Total US Insurance Operations	175	361	532	761	220	458	622	815
Total UK & Europe Insurance Operations	69	135	192	365	65	146	194	260
Group Total	427	892	1,345	2,028	498	1,069	1,535	2,151

New business margin (% of PVNBP)
Total Asian Insurance Operations - ex India	12.2%	12.5%	12.7%	12.5%	11.8%	12.3%	12.0%	12.5%
India	6.8%	7.3%	7.2%	6.5%	3.4%	4.0%	4.2%	4.3%
Total Asian Insurance Operations	11.6%	11.9%	12.2%	12.0%	11.0%	11.8%	11.6%	12.1%
Total US Insurance Operations	6.9%	6.5%	6.3%	6.6%	6.9%	6.8%	6.3%	6.4%
Total UK & Europe Insurance Operations	4.4%	4.4%	4.3%	5.3%	4.2%	4.5%	4.2%	4.3%
Group Total	7.5%	7.5%	7.5%	7.8%	7.4%	7.7%	7.4%	7.8%

8	Adoption of altered US GAAP requirements to Group IFRS reporting in 2012

Change to accounting policy for deferral of acquisition costs for operations applying US GAAP measurement principles to insurance assets and liabilities from 1 January 2012

Background
Under the Group's accounting policies the measurement of insurance assets and liabilities reflects the application of UK GAAP under the Modified Statutory Basis (MSB). This has been applied from when the Company first adopted IFRS in 2005, subject to subsequent policy improvements under IFRS 4. The MSB in turn is based on the codification in the 2003 ABI Statement of Recommended Practise which, subject to various restrictions, permits the use of local bases for overseas operations. Accordingly, since 2005, the insurance assets and liabilities of the Group's US operations have been measured using US GAAP. This basis has also been explicitly applied to those Asian operations (namely India, Japan, Taiwan and Vietnam ) where the local regulatory basis is not appropriate as a starting point for deriving MSB compliant results.

In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts'. The update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly related to acquiring a contract for financial statements for reporting periods starting after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statement as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

Under the Update, US insurers preparing financial statements under US GAAP can choose to make a prospective or a retrospective application. Under the prospective basis the change is confined to the income statement from the date of adoption to incorporate the additional charge for non deferrable expenses for the activity of the reporting period. No changes are made to the results of comparative periods.

By contrast, under retrospective application, the deferred acquisition costs balances in the statement of financial position for comparative periods are reset so as to only defer those costs permitted by the Update. In the income statement the net effect of the Update reflects;
(i) as for the prospective basis, the additional charge for non deferrable expenses for the activity of the reporting period offset by
(ii) a reduced charge for DAC amortisation reflecting the lower level of expenses that could be deferred on prior period activity.

Under the Group's IFRS reporting, Prudential has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS4 to acknowledge the issuance of the Update. Prudential has chosen to continue with its current basis of measurement for reporting of its 2011 results and improve its policy in 2012 to apply the US GAAP update on the retrospective basis to the results of its US insurance operation Jackson National Life. The reason and timing for the change is to achieve consistency with the basis expected to be applied by peer competitor companies in the US market in their US GAAP financial statements. To ensure consistency it is also intended to make the change on the retrospective basis in 2012 for the Asian operations that historically have effectively applied US GAAP for measuring insurance assets and liabilities.

Effect of change of policy in 2012

The results impact of the policy improvement to adopt the Update in 2012 is summarised in the tables shown below which provides additional information to the detail shown in the audited IFRS disclosure.

Effect of policy improvement in 2012 on comparative results for 2011 and full year 2010

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010
Analysis of profit and earnings per share
	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of profit

Operating profit based on longer-term investment returns
Asian insurance operations (note (a))	704	-	704	324	(2)	322	532	(10)	522
US insurance operations note (b)	694	(43)	651	368	(28)	340	833	(105)	728
Other operations	672	-	672	366		366	576		576

Total	2,070	(43)	2,027	1,058	(30)	1,028	1,941	(115)	1,826

Short-term fluctuations in investment returns	(148)	(72)	(220)	113	(20)	93	(123)	(75)	(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	-	21	(7)	-	(7)	(10)	-	(10)
Costs of terminated AIA transaction							(377)	-	(377)
Gain on dilution of Group holdings							30	-	30

Profit before tax attributable to shareholders (including actual investment returns)	1,943	(115)	1,828	1,164	(50)	1,114	1,461	(190)	1,271

Tax attributable to shareholders - operating profit
Excluding, for 2010, exceptional tax credit
Asian insurance operations	(122)	-	(122)	(39)	1	(38)	(58)	2	(56)
US insurance operations	(200)	15	(185)	(110)	10	(100)	(249)	37	(212)
Other operations	(126)	-	(126)	(91)	-	(91)	(64)	-	(64)
	(448)	15	(433)	(240)	11	(229)	(371)	39	(332)
Exceptional 2010 tax credit related primarily to the impact of settlement agreed with the UK tax authorities				-	-	-	158	-	158
Total	(448)	15	(433)	(240)	11	(229)	(213)	39	(174)

Tax attributable to shareholders - non-operating profit	(1)	25	24	(61)	7	(54)	188	26	214

Non-controlling interests - operating	(4)	-	(4)	(2)	-	(2)	(5)	-	(5)

Profit after tax and non-controlling interests	1,490	(75)	1,415	861	(32)	829	1,431	(125)	1,306

		Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010
Analysis of profit and earnings per share
		As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit after tax
and non-controlling interests
	Excluding, for 2010, exceptional tax credit	1,618	(28)	1,590	816	(19)	797	1,565	(76)	1,489
	Exceptional 2010 tax credit	-			-	-	-	158	-	158
	Total	1,618	(28)	1,590	816	(19)	797	1,723	(76)	1,647

Earnings per Share (p)

Operating (basic) - excluding, for 2010, exceptional tax credit (p)		63.9	(1.1)	62.8	32.2	(0.8)	31.4	62.0	(3.0)	59.0

Operating (diluted) - excluding, for 2010, exceptional tax credit (p)		63.8	(1.1)	62.7	32.1	(0.8)	31.3	61.9	(3.0)	58.9

Total (diluted) (p)		58.7	(3.0)	55.7	33.9	(1.3)	32.6	56.6	(4.9)	51.7

Notes on effect of change on operating profit based on longer-term investment returns

a	Asian insurance operations

	New business
	Acquisition costs on new contracts
	not able to be deferred		(16)			(10)			(20)
	Business in force at beginning of period
	Reduction in amortisation on reduced
	DAC balance		16			8			10

	Total		-			(2)			(10)

	arising in the following insurance operations:
	India		4			(2)			1
	Japan		-			-			-
	Taiwan		1			(1)			(3)
	Vietnam		(5)			(3)			(8)

	Total		-			(2)			(10)

b	US insurance operations

	New business
	Acquisition costs on new contracts
	not able to be deferred		(156)			(80)			(159)
	Business in force at beginning of period
	Reduction in amortisation on reduced
	DAC balance		113			52			54

	Total		(43)			(28)			(105)

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010

Changes in equity and balance sheet	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Changes in shareholders' equity

Profit for the year net of non controlling interests	1,490	(75)	1,415	861	(32)	829	1,431	(125)	1,306

Exchange movements on foreign operations and
net investment hedges, net of related tax	(32)	(5)	(37)	(75)	13	(62)	251	(14)	237

Available-for-sale securities
US operations classified as available-for sale	811	-	811	237	-	237	1,221	-	1,221
income and acquisition costs	(331)	56	(275)	(97)	26	(71)	(496)	86	(410)
Related tax	(168)	(19)	(187)	(49)	(8)	(57)	(247)	(31)	(278)
Total comprehensive income for the year
net of non-controlling interests	1,770	(43)	1,727	877	(1)	876	2,160	(84)	2,076

Dividends	(642)	-	(642)	(439)	-	(439)	(511)	-	(511)

New share capital and other movements	(42)	-	(42)	32	-	32	111	-	111

Net increase in shareholders 'equity	1,086	(43)	1,043	470	(1)	469	1,760	(84)	1,676

At beginning of year	8,031	(510)	7,521	8,031	(510)	7,521	6,271	(426)	5,845

At end of year	9,117	(553)	8,564	8,501	(511)	7,990	8,031	(510)	7,521

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010

Changes in equity and balance sheet	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance sheet
Assets

Deferred acquisition costs attributable to shareholders
Insurance operations
Asia	744	(50)	694	741	(52)	690	758	(52)	706
US	3,880	(785)	3,095	3,639	(717)	2,922	3,543	(714)	2,829
UK	111	-	111	115	-	115	116	-	116
Asset management	12	-	12	9	-	9	9	-	9
	4,747	(835)	3,912	4,504	(769)	3,736	4,426	(766)	3,660

Investments and other assets	268,833	-	268,833	264,962	-	264,962	256,380	-	256,380

Total assets	273,580	(835)	272,745	269,466	(769)	268,697	260,806	(766)	260,040

Liabilities

Policyholder liabilities and unallocated surplus
of with-profits funds	236,290	-	236,290	232,304	-	232,304	224,980	-	224,980
Core structural borrowings of shareholder-financed operations	3,611		3,611	3,998	-	3,998	3,676	-	3,676

Deferred tax liabilities	4,211	(282)	3,929	4,194	(258)	3,936	4,224	(256)	3,968

Other liabilities	20,308	-	20,308	20,423	-	20,423	19,851	-	19,851

Total liabilities	264,420	(282)	264,138	260,919	(258)	260,661	252,731	(256)	252,475

Equity

Shareholders' equity
Asian insurance operations	2,349	(43)	2,306	2,269	(45)	2,224	2,149	(45)	2,104
US insurance operations	4,271	(510)	3,761	3,764	(466)	3,298	3,815	(465)	3,350
Rest of Group	2,497	-	2,497	2,468	-	2,468	2,067	-	2,067
	9,117	(553)	8,564	8,501	(511)	7,990	8,031	(510)	7,521
Non-controlling interests	43	-	43	46	-	46	44	-	44

Total equity	9,160	(553)	8,607	8,547	(511)	8,036	8,075	(510)	7,565

Total liabilities and equity	273,580	(835)	272,745	269,466	(769)	268,697	260,806	(766)	260,040

9.	Reconciliation of expected transfer of fair value of in-force (VIF) and required capital business of free surplus

Expected transfer of value of in-force (VIF) and required capital business to free surplus
The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (1 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the early years is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2011, the tables also present the expected future free surplus to be generated from the investment made in new business during 2011 over the same 40 year period.

Expected transfer of value of in-force (VIF) and required capital business to free surplus

	2011
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2011 long-term new business written*
	Asia	US	UK	Total	Asia	US	UK	Total
Expected period of emergence	£m	£m	£m	£m	£m	£m	£m	£m
2012	674	680	423	1,777	104	245	20	369
2013	647	485	502	1,634	123	103	21	247
2014	634	450	472	1,556	120	96	23	239
2015	595	480	437	1,512	92	16	18	126
2016	590	484	428	1,502	91	102	20	213
2017	564	438	412	1,414	84	61	20	165
2018	556	425	400	1,381	86	52	17	155
2019	541	425	389	1,355	87	103	17	207
2020	523	369	380	1,272	81	87	17	185
2021	512	318	372	1,202	83	73	17	173
2022	491	274	364	1,129	78	67	16	161
2023	482	226	360	1,068	74	51	16	141
2024	472	169	353	994	73	42	16	131
2025	465	156	345	966	69	38	16	123
2026	464	135	332	931	88	33	17	138
2027	463	112	327	902	66	27	16	109
2028	460	97	316	873	68	22	16	106
2029	449	85	306	840	62	18	16	96
2030	445	67	297	809	65	15	16	96
2031	437	57	283	777	70	10	17	97
2032-2036	2,035	177	1,185	3,397	294	27	79	400
2037-2041	1,869	(96)	894	2,667	260	(35)	81	306
2042-2046	1,737	-	488	2,225	242	-	54	296
2047-2051	1,597	-	282	1,879	242	-	36	278
Total free surplus expected to emerge in the next 40 years	17,702	6,013	10,347	34,062	2,702	1,253	602	4,557

*   The analysis excludes amounts incorporated into VIF at 31 December 2011 where there is no definitive timeframe for when the payments will be made or receipts received. In particular it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2051.

The above amounts can be reconciled to the new business amounts as follows:

New business	2011
	Asia	US	UK	Total
	£m	£m	£m	£m
Undiscounted expected free surplus generation for years 2012-2051	2,702	1,253	602	4,557
Less: discount effect	(1,611)	(377)	(355)	(2,343)
Discounted expected free surplus generation for years 2012-2051	1,091	876	247	2,214
Discounted expected free surplus generation for years 2051+	32	-	2	34
Less: Free surplus investment in new business	(297)	(202)	(54)	(553)
Other items**	(15)	(144)	-	(159)
Post-tax EEV new business profit	811	530	195	1,536
Tax	265	285	65	615
Pre-tax EEV new business profit	1,076	815	260	2,151

**    Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2011 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2010 as follows.

	2011	2012	2013	2014	2015	2016	Other	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
2010 expected free surplus generation for years 2011-2050	1,923	1,551	1,579	1,449	1,446	1,367	26,538	35,853
Less: Amounts expected to be realised in the current year	(1,923)	-	-	-	-	-	-	(1,923)
Add: Expected free surplus to be generated in year 2051 *	-	-	-	-	-	-	230	230
Foreign exchange differences	-	(11)	(13)	(11)	(9)	(8)	(64)	(116)
New business	-	369	247	239	126	213	3,363	4,557
Operating movements	-	16	19	18	-	3	(3,986)	(4,539)
Non-operating and other movements	-	(148)	(198)	(139)	(51)	(73)
2011 expected free surplus generation for years 2012-2051	-	1,777	1,634	1,556	1,512	1,502	26,081	34,062

	2011	2012	2013	2014	2015	2016	Other	Total
Asia	£m	£m	£m	£m	£m	£m	£m	£m
2010 expected free surplus generation for years 2011-2050	635	598	573	558	554	554	14,472	17,944
Less: Amounts expected to be realised in the current year	(635)	-	-	-	-	-	-	(635)
Add: Expected free surplus to be generated in year 2051 *	-	-	-	-	-	-	192	192
Foreign exchange differences	-	(15)	(17)	(14)	(13)	(11)	(87)	(157)
New business	-	104	123	120	92	91	2,172	2,702
Operating movements	-	1	3	(4)	(18)	(21)	(2,187)	(2,344)
Non-operating and other movements	-	(14)	(35)	(26)	(20)	(23)
2011 expected free surplus generation for years 2012-2051	-	674	647	634	595	590	14,562	17,702

	2011	2012	2013	2014	2015	2016	Other	Total
US	£m	£m	£m	£m	£m	£m	£m	£m
2010 expected free surplus generation for years 2011-2050	852	546	490	440	449	380	3,219	6,376
Less: Amounts expected to be realised in the current year	(852)	-	-	-	-	-	-	(852)
Add: Expected free surplus to be generated in year 2051 *	-	-	-	-	-	-	-	-
Foreign exchange differences	-	4	4	3	4	3	23	41
New business	-	245	103	96	16	102	691	1,253
Operating movements	-	(8)	(2)	7	4	16	(499)	(805)
Non-operating and other movements	-	(107)	(110)	(96)	7	(17)
2011 expected free surplus generation for years 2012-2051	-	680	485	450	480	484	3,434	6,013

	2011	2012	2013	2014	2015	2016	Other	Total
UK	£m	£m	£m	£m	£m	£m	£m	£m
2010 expected free surplus generation for years 2011-2050	436	407	516	451	443	433	8,847	11,533
Less: Amounts expected to be realised in the current year	(436)	-	-	-	-	-	-	(436)
Add: Expected free surplus to be generated in year 2051 *	-	-	-	-	-	-	38	38
Foreign exchange differences	-	-	-	-	-	-	-	-
New business	-	20	21	23	18	20	500	602
Operating movements	-	23	18	15	14	8	(1,300)	(1,390)
Non-operating and other movements	-	(27)	(53)	(17)	(38)	(33)
2011 expected free surplus generation for years 2012-2051	-	423	502	472	437	428	8,085	10,347

* Excluding 2011 new business.

At 31 December 2011 the total free surplus expected to be generated over the next five years (years 2012-2016 inclusive), using the same assumptions and methodology as underpin our embedded value reporting was £8.0 billion, an increase of £0.6 billion from the £7.4 billion expected over the same period at the end of 2010.

This increase reflected the new business written in 2011, which is expected to generate £1,194 million of free surplus over the next five years. Operating movements were positive £56 million, less than 1 per cent of our 2012-2016 free surplus expectation at the end of 2010. Market effects and foreign exchange movements reduced expected free surplus generation for the next five years by £609 million and £52 million respectively.

Market movements in Asia include the effect of lower fund earned rates in Indonesia, Singapore and Hong Kong where government yields have fallen by 165 bps, 110 bps and 140 bps respectively. In the US, lower US treasury bond yields have led to a reduction in the assumed variable annuity separate return which have had a consequential negative impact on the level of projected future fees. Market movements in the UK primarily reflect the adverse effect on with-profits bonus rates of lower assumed investment returns.

At 31 December 2011 the total free surplus expected to be generated on an undiscounted basis in the next forty years is £34 billion. Not withstanding the drag on future earnings caused by the market effects on fee and with-profits business referred to above, the expected free surplus generation over the next 40 years has increased. This reflects both our ability to write new business on very attractive economics and the robust management of the in-force book.

Actual underlying free surplus generated in 2011 from life business in-force at the end of 2010 was £2.2 billion inclusive of £0.2 billion of changes in operating assumption and experience variances. This compares with the expected 2011 realisation at the end of 2010 of £1.9 million. This can be analysed further as follows:

	Asia	US	UK	Total
	£m	£m	£m	£m
Transfer to free surplus in 2011	597	754	511	1,862
Expected return on free assets	58	42	10	110
Operating variances	52	154	(38)	168
RPI to CPI inflation measure change on defined benefit pension schemes	-	-	20	20
Underlying free surplus generated from in-force life business in 2011	707	950	503	2,160

2011 free surplus expected to be generated at 31/12/2010	635	852	436	1,923

The equivalent discounted amounts of the undiscounted totals shown previously are outlined below:

	2011
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2011 new business written
	Asia	US	UK	Total	Asia	US	UK	Total
Expected period of emergence	£m	£m	£m	£m	£m	£m	£m	£m
2012	639	656	397	1,692	99	237	19	355
2013	565	441	438	1,444	107	94	19	220
2014	512	385	381	1,278	96	82	19	197
2015	448	388	338	1,174	68	13	14	95
2016	418	371	310	1,099	61	75	15	151
2017	375	317	279	971	53	43	14	110
2018	348	287	254	889	51	35	11	97
2019	317	269	231	817	48	64	10	122
2020	289	228	210	727	41	51	10	102
2021	267	186	192	645	40	40	9	89
2022	238	153	176	567	35	34	8	77
2023	220	117	162	499	32	24	8	64
2024	200	85	149	434	28	19	7	54
2025	184	74	136	394	25	16	7	48
2026	170	61	120	351	29	13	7	49
2027	169	49	111	329	24	10	6	40
2028	158	41	100	299	22	8	6	36
2029	145	34	90	269	20	6	5	31
2030	135	27	81	243	18	5	5	28
2031	125	22	71	218	19	3	5	27
2032-2036	498	69	232	799	68	7	18	93
2037-2041	347	7	115	469	47	(3)	14	58
2042-2046	246	-	35	281	34	-	7	41
2047-2051	171	-	12	183	26	-	4	30
Total discounted free surplus expected to emerge in the next 40 years	7,184	4,267	4,620	16,071	1,091	876	247	2,214

The above amounts can be reconciled to the Group's financial statements as follows:
Total
£m
Discounted expected generation from all in-force business for years 2012-2051	16,071
Discounted expected generation from all in-force business for years after 2051	211
Discounted expected generation from all in-force business at 31 December 2011	16,282
Add: Free surplus of life operations held at 31 December 2011	2,839
Less: Time value of guarantees	(685)
Other non-modelled items*	1,214
Total EEV of life operations	19,650

* These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2011. In particular it excludes the value of the shareholders' interest in the estate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 March 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat